Exhibit 10.32

LJVH S.à.r.l,

FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU QUÉBEC (F.T.Q.),

THE PERSONS

LISTED IN EXHIBIT 1.1

ATTACHED HERETO,

collectively as Sellers,

LJ COFFEE AGENT, LLC,

as Agent,

SSR ACQUISITION CORP.,

as Purchaser

AND

GREEN MOUNTAIN COFFEE ROASTERS, INC.,

as Parent

SHARE PURCHASE AGREEMENT

Dated as of September 14, 2010

STIKEMAN ELLIOTT LLP

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Defined Terms.	1
1.2	Other Defined Terms.	12
1.3	Headings, etc.	14
1.4	Currency.	14
1.5	Time Reference.	14
1.6	Certain Expressions, Etc.	14
1.7	Knowledge.	14
1.8	Accounting Terms.	15
1.9	Incorporation of Exhibits.	15

ARTICLE 2 PURCHASED SHARES AND PURCHASE PRICE		15

2.1	Purchase and Sale.	15
2.2	Purchase Price.	15
2.3	Payments at Closing.	15
2.4	Adjustment of Purchase Price.	16
2.5	Repayment of Indebtedness.	19
2.6	Exercise of Options by Optionholders.	19

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLERS		20

3.1	Representations and Warranties of FSTQ as to Itself.	20
3.2	Representations and Warranties of Luxco as to Itself.	21
3.3	Representations and Warranties of Management Sellers as to Themselves.	22
3.4	Representations and Warranties of Sellers as to the LJVH Group Members.	24
3.5	Disclaimer of Sellers.	42
3.6	Disclosure Letter.	42

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT		43

4.1	Representations and Warranties of Purchaser and Parent.	43

ARTICLE 5 PRE-CLOSING COVENANTS OF THE PARTIES		44

5.1	Seller Pre-Closing Reorganization.	44
5.2	Purchaser Pre-Closing Reorganization.	45
5.3	Conduct of Business Prior to Closing.	46
5.4	Notice of Untrue Representation or Warranty.	48
5.5	Access.	49
5.6	Confidentiality.	49
5.7	Filings and Authorizations.	49
5.8	Financing Capacity.	50
5.9	Cooperation in Securing Financing.	51
5.10	Exclusive Dealing; No Transfer or Encumbrance.	51
5.11	Financial Statements.	52
5.12	Waiver and Release.	52
5.13	Other Covenants.	53

ARTICLE 6 CONDITIONS OF CLOSING		53

i

6.1	Conditions of Closing.	53
6.2	Conditions for the Benefit of Purchaser.	53
6.3	Termination by Purchaser.	55
6.4	Conditions for the Benefit of Sellers.	57
6.5	Termination by Agent.	58
6.6	Reverse Termination Fee.	60

ARTICLE 7 CLOSING		60

7.1	Date, Time and Place of Closing.	60

ARTICLE 8 POST-CLOSING COVENANTS		60

8.1	Books and Records.	60
8.2	Further Assurances.	60
8.3	Tax Matters.	61
8.4	Bump Covenants and Representation.	63
8.5	Tail Insurance.	65
8.6	Confidentiality.	66
8.7	Non-Solicitation.	66
8.8	Bonus Payments.	66

ARTICLE 9 INDEMNIFICATION		67

9.1	Survival of Representations and Warranties.	67
9.2	Indemnification in favour of Purchaser Indemnified Parties by Sellers.	67
9.3	Indemnification in favour of Sellers.	67
9.4	Time Limitations.	67
9.5	Limitation on Damages.	68
9.6	Processing claims for Damages; Tax Fund.	70
9.7	Indemnification Matters.	71
9.8	Notification.	71
9.9	Defense of Third Party Claim.	71
9.10	Payments.	72
9.11	Remedies.	73
9.12	No Circular Recovery.	74
9.13	Carriage of Tax Matters.	74

ARTICLE 10 MISCELLANEOUS		75

10.1	Notices.	75
10.2	Time of the Essence.	76
10.3	Announcements.	76
10.4	Third Party Beneficiaries.	76
10.5	Expenses.	76
10.6	Appointment of Agent.	77
10.7	Solidarity.	78
10.8	Amendments.	78
10.9	Waiver.	78
10.10	Non-Merger.	78
10.11	Entire Agreement.	78
10.12	Successors and Assigns.	79

ii

10.13	Assignment.	79
10.14	Severability.	79
10.15	Governing Law.	79
10.16	Counterparts.	80
10.17	Language.	80

EXHIBITS

Exhibit 1.1	Management Sellers

Exhibit 1.1(hh)	Escrow Agreement

Exhibit 1.1(llll)	Working Capital

Exhibit 1.7	Knowledge

Exhibit 5.8	Financing Terms

iii

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated September 14, 2010 among LJVH S.à.r.l., an entity governed by the laws of Luxembourg (“Luxco”), Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“FSTQ”), the persons listed in Exhibit 1.1 hereto (such listed persons being hereinafter collectively referred to as “Management Sellers” and, together with Luxco and FSTQ, “Sellers”), LJ Coffee Agent, LLC, a limited liability company governed by the laws of the State of Delaware (“Agent”), SSR Acquisition Corp., a corporation governed by the laws of the Province of New Brunswick (“Purchaser”) and Green Mountain Coffee Roasters, Inc., a corporation governed by the laws of the State of Delaware (“Parent”).

WHEREAS, immediately prior to Closing (as defined hereafter), Sellers will own all of the issued and outstanding shares in the capital of Corporation (as defined hereafter); and

WHEREAS, Sellers wish to sell to Purchaser, and Purchaser wishes to purchase from Sellers, the Purchased Shares (as defined hereafter), upon the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, Sellers and Purchaser hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

(a)	“Adjustment Time” means the close of business on the Business Day immediately preceding the Closing Date, as if all transactions contemplated herein to occur at or prior to Closing have occurred prior to the Adjustment Time.

(b)	“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act.

(c)	“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus and Registration Exemptions, as in force on the date hereof.

(d)	“Agent and Indemnity Agreement” means the agreement among Agent and Sellers, LJVH Investment ULC and LJVH Investment L.P. dated on or before the date hereof pursuant to which each Seller and each of LJVH Investment ULC and LJVH Investment L.P. grants Agent an irrevocable mandate to act as each such Person’s agent with respect to the Escrow Agreement and this Agreement and all matters contemplated hereby and thereby.

(e)	“Agent” has the meaning set out in the initial description of the Parties.

(f)	“Agreement” means this Share Purchase Agreement and all schedules, exhibits and instruments in amendment or confirmation of it; and the expressions “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement.

(g)	“Allocable Portion” means, in respect of a Seller, the quotient (expressed as a percentage) obtained by dividing the portion of the Purchase Price to which such Seller is entitled by the aggregate Purchase Price for the Purchased Shares (all of which will not take into account any Optionee Withholding Amount).

(h)	“Amalco Entities” has the meaning ascribed thereto in Schedule 1.1(fff) of the Disclosure Letter.

(i)	“Authorization” means, with respect to any Person, any order, permit, approval, waiver, license or similar authorization of any Governmental Entity having jurisdiction over the Person.

(j)	“Books and Records” means all statements, budgets, books of account, Tax and financial records, sales and purchase records, customer and supplier lists, business reports, plans and projections and all other documents, files, correspondence and other information relating to the LJVH Group Members, whether in writing or electronic form and in the possession of LJVH Group Members.

(k)	“Business” means the business and operations presently conducted in the aggregate by the LJVH Group Members.

(l)	“Business Day” means any day other than a Saturday, Sunday or other day on which the principal commercial banks in Montreal, Québec and New York, New York are not open for business during normal business hours.

(m)	“Canadian GAAP” means, at any time, generally accepted accounting principles in Canada including those set out in the Handbook of the Canadian Institute of Chartered Accountants, in force at the relevant time.

(n)	“Cash” means the sum of all cash and cash equivalents, on a consolidated basis, determined in accordance with Canadian GAAP.

(o)	“Claim” means any claim, action, cause of action, suit, litigation, arbitration, investigation, audit, assessment, complaint, demand or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal, and whether brought at law or in equity) that is commenced, brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Entity.

(p)	“Closing” means the completion, on the Closing Date at the Effective Time, of the transactions of purchase and sale contemplated in this Agreement.

(q)	“Closing Date” means two (2) Business Days following the date on which all of the conditions to closing set out in Article 6 have been met or waived or such other date as Purchaser and Agent may agree to in writing.

(r)	“Closing Indebtedness and Cash Statement” means a statement to be delivered by Agent to Purchaser within three (3) Business Days prior to the Closing Date setting out (i) the Indebtedness of Corporation that is to be repaid at Closing, (ii) the Indebtedness of Corporation that is not to be repaid at Closing, and (iii) the Cash of Corporation, in each case on a consolidated basis as at the Adjustment Time (ignoring any payment on the Closing Date pursuant to Sections 2.3(d) and 2.5) which shall be based, with respect to Indebtedness owed to third party creditors that is to be repaid immediately prior to Closing, on signed pay-out letters obtained from such third party creditors.

(s)	“Closing Tax Amount” means the net aggregate amount, if any, by which the Taxes (other than Taxes arising out of the Tax Audit Claims and sales Taxes to the extent recoverable by the relevant LJVH Group Member in the Ordinary Course) of each of the LJVH Group Members determined as of Closing for all Pre-Closing Tax Periods for which (A) the relevant Tax Return is not yet due and/or (B) relevant Taxes are not yet due and payable, exceeds the Taxes paid (through instalments or otherwise) by the LJVH Group Members prior to Closing in respect of such Pre-Closing Tax Periods.

(t)	“Coffee Futures Contracts” means the futures and other contracts entered into by Corporation or any LJVH Group Member related to the purchase of coffee beans, listed in Schedule 1.1(t) of the Disclosure Letter, as well as any such contracts entered into during the Interim Period in compliance with Section 5.3.

(u)	“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act and includes a person authorized to exercise the powers and perform the duties of the Commissioner.

(v)	“Competition Act” means the Competition Act (Canada), as amended.

(w)	“Competition Act Approval” means:

(i)	the issuance of an Advance Ruling Certificate in respect of the transactions contemplated by this Agreement and such Advance Ruling Certificate has not been rescinded prior to Closing; or

(ii)	the waiting period under Section 123 of the Competition Act has expired, been terminated or waived in accordance with the Competition Act and Purchaser has been advised in writing by the Commissioner that the Commissioner is of the view, at that time, that sufficient grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by this Agreement (“no-action letter”) and such advice has not been rescinded prior to Closing.

(x)	“Contingent Purchase Price Amounts” means the obligations of Corporation or any other LJVH Group Member for the purchase price of property listed in Schedule 1.1(x) of the Disclosure Letter, the payment of which is contingent upon the occurrence of certain events after the Closing Date, other than the simple passage of time.

(y)	“Contracts” means, in respect of any of the LJVH Group Members, all oral or written contracts, deeds, mortgages, licenses, undertakings, agreements, leases of real or personal property, incentives, commitments and orders made by or in favour of the LJVH Group Members, including the Material Contracts.

(z)	“Corporation” means LJVH Holdings Inc., a corporation governed by the laws of British Columbia, and, upon completion of the Seller Pre-Closing Reorganization, the corporation resulting from the amalgamation of LJVH Holdings Inc., LJVH Investment ULC (or any successor thereto), LJVH Investment GP ULC (or any successor thereto), Van Houtte Group Inc. and Van Houtte Coffee Filterfresh Holdings Inc. under the name of LJVH Holdings Inc., a corporation governed by the laws of New Brunswick.

(aa)	“Damages” means any loss, Liability, damage, penalty, fine, Excess Third Party Expense, assessment, order, amount paid in settlement, Tax, fee, cost or expense (whether or not involving a third-party claim) including reasonable legal and expert expenses.

(bb)	“Disclosure Letter” means the letter of disclosure dated the date hereof and signed by Sellers and delivered to Purchaser and Parent.

(cc)	“Effective Time” means 9:00 am on the Closing Date or such other time as Purchaser and Agent may agree to in writing.

(dd)	“Environmental Laws” means all applicable Laws and agreements with Governmental Entities relating to public health, occupational health and safety or the protection of the environment and all Authorizations issued pursuant to such Laws or agreements.

(ee)	“Environmental Schedules” means Schedules 3.4(l)(i) and 3.4(l)(ii) of the Disclosure Letter.

(ff)	“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

(gg)	“Escrow Agent” means Computershare Trust Company of Canada or such other person as may be appointed in replacement thereof pursuant to the terms of the Escrow Agreement.

(hh)	“Escrow Agreement” means the escrow agreement dated as of the Closing Date between Purchaser, Agent and the Escrow Agent substantially in the form attached in Exhibit 1.1(hh).

(ii)	“Final Decision” means a determination or decision by the relevant Governmental Entities to the effect that Competition Act Approval, ICA Approval or HSR Clearance, as the case may be, will not be obtained or given, including any determination or decision to commence proceedings opposing or challenging, in whole or in part, the transactions contemplated by this Agreement.

(jj)	“Financial Statements” means (i) the audited consolidated financial statements of Corporation as of and for the years ended April 3, 2010 and March 28, 2009 (as presented in the audit dated April 3, 2010) and as of and for the 254-day period ended on March 29, 2008 and (ii) the unaudited consolidated financial statements of Corporation as of and for the quarter ended July 24, 2010, copies of which are annexed hereto as Schedule 1.1(jj) of the Disclosure Letter.

(kk)	“Foreign Exchange Agreements” means the foreign exchange agreements entered into by Corporation or any LJVH Group Member listed in Schedule 1.1(kk) of the Disclosure Letter, as well as any such agreements entered into during the Interim Period in compliance with Section 5.3.

(ll)	“FSTQ Controlled Portfolio Corporation” means a corporation (a) which carries on active business operations, (b) which is related (within the meaning and as used for the purposes of the ITA) to or which is an Affiliate of FSTQ, and (c) which is managed autonomously from FSTQ and over which FSTQ does not exercise any operational control.

(mm)	“FSTQ Non-Controlled Portfolio Corporation” means a corporation (a) which carries on active business operations, (b) which deals not at arm’s length with FSTQ (within the meaning of the ITA) solely as a result of a right described in paragraph 251(5)(b) of the ITA, and (c) which is managed autonomously from FSTQ and over which FSTQ does not exercise any operational control.

(nn)	“FSTQ Portfolio Corporation” means an FSTQ Controlled Portfolio Corporation or an FSTQ Non-Controlled Portfolio Corporation.

(oo)	“Fundamental Representations” means, collectively, the representations and warranties in Sections 3.1 (other than those in Section 3.1(d) and 3.1(f)), 3.2 (other than those in Section 3.2(d)), 3.3 (other than those in Section 3.3(c) and 3.3(e)), 3.4(a) (Incorporation and Qualification), 3.4(b) (Seller Pre-Closing Reorganization), 3.4(e) (No Other Agreement to Purchase), 3.4(r) (Authorized and Issued Capital), 3.4(t) (Title to the LJVH Group Member Securities) and 3.4(x) (No Brokers).

(pp)

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above or (iii) any quasi governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, arbitral, expropriation or taxing authority under or for the account of any of the above.

(qq)	“Hazardous Substances” means any substance, material or waste, chemical, pollutant, contaminant or constituent, including petroleum and any fraction thereof, asbestos or asbestos containing materials that is prohibited, listed, defined, designated or classified as, or otherwise determined to be, dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any Environmental Laws.

(rr)	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, together with all rules and regulations promulgated thereunder.

(ss)	“HSR Clearance” means that all applicable waiting periods and clearances pursuant to the HSR Act shall have unconditionally expired, been terminated or been obtained.

(tt)	“ICA Approval” means written evidence received by Purchaser from the responsible Minister under the Investment Canada Act that the Minister is satisfied or deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada pursuant to the Investment Canada Act.

(uu)	“Indebtedness” means, in the aggregate and without duplication, with respect to Corporation:

(i)

the sum of all indebtedness (a) for borrowed money, including any related prepayment fees or expenses (including overdraft facilities) (whether short term or long term) or any loans from shareholders, (b) for the deferred purchase price of property, (c) evidenced by notes, bonds, debentures or other similar instruments, (d) arising under capitalized leases, conditional sales contracts and other similar title retention instruments listed as such on the Financial Statements, (e) for amounts drawn in respect of letters of credit and bankers’ acceptances, other than instruments supporting or guaranteeing any obligations of Corporation, (f) arising under any interest rate or currency swap or other interest rate or currency protection agreement or other similar interest rate or currency agreement, (g) under loans due to any related party (within the meaning of the ITA), including any shareholder, (h) all indebtedness of others referred to in paragraphs (a) through (g) above guaranteed by Corporation, (i) any declared dividend not paid by Corporation as at the Closing Date, (j) all accrued interest, fees, prepayment, penalties or other similar obligations with respect to any of the foregoing, (k) the amount of any accrued and unpaid bonus for services provided to any LJVH Group Member prior to Closing determined in accordance with Canadian GAAP consistent with past practice (collectively, the “Accrued Bonuses”) and (l) relating to the Foreign Exchange Agreements (the “Terminating Foreign

Exchange Agreements”) for which the counterparty thereto has not consented to the transactions contemplated by this Agreement, to the extent such consent is required, less

(ii)	the sum of all assets or benefits (other than assets or benefits relating to Taxes) arising under any interest rate or currency swap or other interest rate or currency protection agreement or other similar interest rate or currency agreement, including any Terminating Foreign Exchange Agreement, and

(iii)	specifically excluding all obligations relating to (1) the Specified Cash Expenditures which have been committed prior to Closing but not yet paid as at Closing; (2) the Contingent Purchase Price Amounts; (3) the Coffee Futures Contracts; (4) the Foreign Exchange Agreements other than a Terminating Foreign Exchange Agreement; (5) amounts due to Jean-Yves Monette pursuant to his consulting agreement and amounts due to Gérard Geoffrion and Marc Fortier under the Supplemental Executive Retirement Plan of Corporation; and (6) all retirement programs, in each case on a consolidated basis.

(vv)	“Indemnifiable Taxes” means, without duplication, (i) all Taxes of LJVH Group Members for Pre-Closing Tax Periods, (ii) any breach of the representations and warranties set forth in Section 3.4(w) (Tax Matters) (in each case, with respect to the calculation of Damages for a breach of such representation or warranty, any reference therein to qualifications as to materiality, including any reference to the defined term “Material Adverse Effect”, shall be read as if such references were deleted therefrom, but not with respect to determining whether a particular breach has occurred), (iii) any breach or violation of any covenant of any Seller relating to Taxes in this Agreement (which includes, for the avoidance of doubt, all covenants in Sections 5.13, 8.3 and 8.4), (iv) any Taxes attributable to any Subpart F Income (as described in the Code) arising from actions or events occurring on or before the Closing Date, and (v) any Taxes attributable to any foreign accrual property income (as defined in the ITA) arising from actions or events occurring before Closing, (vi) the Tax Audit Claims, (vii) any Liability of the Purchaser to pay an amount under Section 116(5) of the ITA or Section 1101 of the Taxation Act (Quebec) as a result of the acquisition of the Purchased Shares by the Purchaser, and (viii) any Taxes of any other Person imposed on any LJVH Group Members as a result of being a member of an affiliated, consolidated, unitary or similar group prior to the Closing Date, or as a transferee or successor, by contract or otherwise, but excluding (a) Taxes to the extent taken into account in calculating the Closing Tax Adjustment, (b) Taxes resulting from a Purchaser Pre-Closing Reorganization, (c) Taxes due to actions by Purchaser, Parent or LJVH Group Members after the Closing on the Closing Date, and (d) Damages resulting from any breach of the representation and warranty set forth in Section 3.4(g)(ii)(H).

(ww)	“Individual Representations, Warranties and Covenants” means, collectively, the representations, warranties, covenants and agreements of Sellers made in Article 2, Sections 3.1, 3.2 and 3.3 and 8.4.

(xx)	“Intellectual Property” means, all forms of intellectual property, however denominated, throughout the world, including, without limitation, any trademarks, trade names, business names, brand names, service marks, logos, and domain names, and goodwill associated with each of the foregoing, computer software and computer programs (other than standard off-the-shelf software), copyrights, all moral rights related thereto, rights of privacy and publicity, designs, inventions and patents, trade secrets and proprietary information, recipes, formulae, processes, know-how and technology, whether domestic or foreign, registered or unregistered, as well as any applications, continuations, continuations in part, divisional applications or analogous rights therefor.

(yy)	“Interim Period” means the period from the date hereof and ending on Closing.

(zz)	“Investment Canada Act” means the Investment Canada Act (Canada), as amended from time to time.

(aaa)	“ITA” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time.

(bbb)	“Laws” means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, orders-in-council, rules, regulations, by-laws, statutory rules, judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, decisions, rulings and awards, terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self regulatory authority and any provisions of the foregoing, including general principles of common and civil law and equity.

(ccc)	“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due and whether or not required under applicable GAAP to be accrued on the financial statements of such Person.

(ddd)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), conditional sales contract or other title retention agreement or arrangement, trust deed, assignment by way of security, restrictive covenant or other encumbrance or similar interest or instrument of any nature whatsoever, and however arising, or any other arrangement or condition which, in substance, secures payment or performance of an obligation.

(eee)	“LJ Services Agreement” means the Amended and Restated Management Services and Fee Agreement dated April 29, 2009 between Van Houtte USA Holdings Inc. and Littlejohn & Co., L.L.C.

(fff)	“LJVH Group Members” means the Persons listed in Schedule 1.1(fff) of the Disclosure Letter.

(ggg)	“LJVH Group Member Securities” means all of the issued and outstanding securities in the capital of all LJVH Group Members except Corporation, as set out in Schedule 1.1(ggg) of the Disclosure Letter.

(hhh)	“Management Sellers” has the meaning set out in the initial description of the Parties.

(iii)	“Material Adverse Effect” means a fact, circumstance or condition that (a) has, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities or financial condition of the LJVH Group Members, taken as a whole; except to the extent that the material adverse effect results from or is caused by (i) worldwide, national or local conditions or circumstances, whether they are economic, political, regulatory (including any change in Law or Canadian GAAP) or otherwise, including war, armed hostilities, acts of terrorism, emergencies, crises and natural disasters, (ii) changes in the markets or industry in which LJVH Group Members operate, (iii) the announcement of the execution of this Agreement and the transactions contemplated hereby, (iv) the loss of any customer, vendor or distributor (other than Parent and its Affiliates) following the announcement of this Agreement and the transactions contemplated hereby, (v) any breach by Parent or one of its Affiliates of its obligations pursuant to any Contract set forth in Schedule 1.1(iii) of the Disclosure Letter, and (vi) any act or omission of Corporation prior to the Closing Date taken with the prior consent or at the request of Purchaser, except, with respect to clauses (i) and (ii), conditions, circumstances or changes that have a materially disproportionate effect on LJVH Group Members relative to comparable companies and entities operating in the coffee industry or coffee services business in the United States or Canada, as the case may be, or (b) impairs in any material and adverse respect the ability of Sellers to complete the transactions of purchase and sale of the Purchased Shares contemplated hereunder in accordance with the terms and conditions set out in this Agreement.

(jjj)	“Net Indebtedness” means an amount equal to the amount of Indebtedness minus the amount of Cash as reflected on the Closing Indebtedness and Cash Statement, the Draft Statements and the Final Statements, as applicable.

(kkk)	“Non-Resident Management Sellers” means the Persons listed in Schedule 3.3(e) of the Disclosure Letter.

(lll)	“Notes” means the subordinated promissory notes issued by the Corporation to LJVH Investment L.P.

(mmm)	“Option Plan” means the “Omnibus Stock Incentive Plan For Employees” of Corporation, as amended and in effect.

(nnn)	“Optionee Withholding Amount” means the sum of (i) the amount required to be withheld by Corporation in respect of the exercise of the Options by the Optionholders as described in Section 2.6 and (ii) the aggregate amount payable by the Optionholders to Corporation in order to repay the indebtedness (collectively, the “Option Loans”) incurred by the Optionholders in connection with the exercise of the Options.

(ooo)	“Optionholders” means the Persons listed as Optionholders in Exhibit 1.1.

(ppp)	“Options” means each outstanding, unexpired, unexercised option and award of the right to purchase one or more shares in the capital of Corporation held by an Optionholder, whether or not then vested or exercisable.

(qqq)	“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

(rrr)	“Parent” has the meaning set out in the initial description of the Parties.

(sss)	“Parties” means Sellers, Purchaser, Agent, Parent and any other Person who may become a party to this Agreement.

(ttt)	“Permitted Lien” has the meaning ascribed thereto in Schedule 1.1(ttt) of the Disclosure Letter.

(uuu)	“Person” means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

(vvv)	“Pre-Closing Tax Period” means all Tax periods ending on or before the Closing Date, and the portion through the end of the Closing Date for any Straddle Period.

(www)	“Post-Closing Tax Periods” means all Tax periods other than Pre-Closing Tax Periods.

(xxx)

“Prohibited Property” means: (i) any property owned by Corporation after the amalgamation contemplated in Schedule 5.1 of the Disclosure Letter and immediately prior to Closing (and any property acquired by any Person in substitution therefor); and (ii) any property, other than a property referred to in Sections 8.4(b)(i) or 8.4(b)(ii), the fair market value of which is (A) wholly or partly attributable to any property that was owned by Corporation after the amalgamation contemplated in Schedule 5.1 of the Disclosure Letter and immediately prior to Closing; or (B) determinable primarily by reference to the fair market value of, or to any proceeds of disposition of, any property that was owned by Corporation after the amalgamation contemplated in Schedule 5.1 of the Disclosure Letter and immediately prior to Closing.

(yyy)	“Purchaser” has the meaning set out in the initial description of the Parties.

(zzz)	“Purchaser Financing Group Member” means any lender or prospective lender, note purchaser or prospective note purchaser, lead arranger, arranger, agent or representative of or to Purchaser or Parent or any party to the Financing (other than Purchaser or Parent) or any of the respective former, current, or future Affiliates, stockholders, partners, members, directors, officers, employees, agents or representatives of such Persons.

(aaaa)	“Purchaser Fundamental Representations” means the representations and warranties set out in Sections 4.1(a) (Formation and Qualification), 4.1(b) (Validity of Agreement), 4.1(c) (Execution and Binding Obligations) and 4.1(h) (No Brokers).

(bbbb)	“Sellers” has the meaning set out in the initial description of the Parties.

(cccc)	“Sellers’ Transaction Expenses” means all documented fees and expenses incurred by or on behalf of Sellers, LJVH Group Members and their respective Affiliates in connection with the auction process, this Agreement and the transactions contemplated hereby, and specified in the notice to be provided by Agent to Purchaser prior to Closing pursuant to Section 2.3(e), including, without limitation (i) any fees, costs and expenses of legal counsel, investment bankers, brokers and other representatives and consultants and (ii) any accrued and unpaid fees, costs and expenses due to Littlejohn & Co., L.L.C. and its Affiliates in connection with their management of LJVH Group Members or otherwise payable in connection with Closing (including under the LJ Services Agreement).

(dddd)	“Specified Cash Expenditures” means the cash expenditures of Corporation and the LJVH Group Members during fiscal year 2011 for the equipment and fixtures related to the roasting and retail operations, listed in Schedule 1.1(dddd) of the Disclosure Letter.

(eeee)	“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

(ffff)	“Target Working Capital” means $48,800,000.

(gggg)

“Tax” or, collectively, “Taxes” means any and all Canadian federal, state, provincial, municipal, local and foreign (including foreign federal, state, provincial, municipal and local) taxes, assessments, reassessments and other governmental charges, duties, impositions and liabilities, including Canada Pension Plan and Provincial Pension Plan contributions and unemployment insurance contributions and employment insurance contributions and including taxes based upon or measured by gross receipts, income, profits, sales, use, capital use and occupation, good and services, and value added, ad valorem, transfer, franchise, withholding, customs duties, payroll, employment, excise and property taxes, including estimated taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts.

(hhhh)	“Tax Audit Claims” means any existing and unpaid Claim, or potential Claim which may be made in the future, by the Canada Revenue Agency (or any relevant provincial taxing authority in Canada) with respect to the current audits for which draft or final reassessments have been issued, including without limitation in respect of which any LJVH Group Member has recorded a tax reserve for accounting purposes as disclosed on Schedule 1.1(hhhh) of the Disclosure Letter, items 1, 2, 4 and 6 including any additional assessments, interest and penalties relating thereto.

(iiii)	“Tax Return” or, collectively “Tax Returns” means all returns, declarations, reports, statements, information returns, elections, schedule, notice, form or other documents or information in respect of the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of any legal requirement relating to any Tax, and including any amendments thereto.

(jjjj)	“Termination Date” means December 31, 2010, as such date may be extended pursuant to Section 6.3(b) or Section 6.5(b) or by mutual consent of Agent and Purchaser.

(kkkk)	“Termination Fee” means, with respect to the termination of this Agreement pursuant to Section 6.3(b) or Section 6.5(b) (i) that is effective on or prior to December 31, 2010, $36,600,000 or (ii) that is effective after December 31, 2010, $45,750,000.

(llll)	“Working Capital” means, without duplication, with respect to Corporation, an aggregate amount equal to the sum of the current assets minus the sum of the current liabilities identified in Exhibit 1.1(llll), in each case determined on a consolidated basis in accordance with Canadian GAAP, to be calculated in accordance with the methodology set out in such Exhibit.

1.2	Other Defined Terms.

In addition to the defined terms in Section 1.1, each of the following capitalized terms shall have the meaning ascribed thereto in the corresponding Sections:

Term	Section
Accrued Bonuses	1.1(uu)(i)
Agent’s Closing Certificate	6.2(a)
Alternate Financing	5.8
Amalco	8.4(a)

Term	Section
Benefit Plan	3.4(g)(ii)
Closing Net Working Capital Adjustment	2.4(a)
Closing Tax Adjustment	2.4(b)
Code	8.3(c)
Confidentiality Agreement	5.6
Copyrights	3.4(k)(iii)
Debt Commitment Letters	9.11
Defending Party	9.9(a)
Draft Statements	2.4(b)
Escrow Amount	2.3(c)
Estimated Closing Tax Adjustment	2.4(a)
Excess Third Party Expense	10.5
Final Statements	2.4(e)
Financing	5.8
Financing Terms	5.8
Franchise Agreement Documents	3.4(gg)
General Indemnity Exceptions	9.5(c)
ICA Undertakings	3.4(hh)
Indemnified Party	9.8
Indemnifying Party	9.8
Indemnity Escrow Amount	2.3(c)
Key Shareholder	8.4(b)
Lease Documents	3.4(q)
Leased Properties	3.4(q)
Material Contracts	3.4(o)(i)
Option Loans	1.1(nnn)
Owned Real Properties	3.4(p)
Patents	3.4(k)(ii)
Preliminary Closing Date Net Working Capital Amount	2.4(a)
Preliminary Closing Date Net Working Capital Statement	2.4(a)
Products	3.4(cc)
Prohibited Period	8.4(b)
Properties	3.4(p)
Purchase Price	2.2
Purchased Shares	2.1
Purchaser Indemnified Parties	9.2
Purchaser’s Closing Certificate	6.4(a)
Purchaser Pre-Closing Breach	9.11
Purchaser Pre-Closing Reorganization	5.2(a)(i)
Related Person	8.4(b)
Restricted Person	8.4(c)
Reverse Termination Fee	6.6
Seller Group Member	9.11
Seller Pre-Closing Reorganization	5.1
Taxable Year	3.4(w)(xxii)
Tax Fund	9.5(g)

Term	Section
Terminating Foreign Exchange Agreements	1.1(uu)(i)
Third Party Auditors	2.4(d)
Third Party Claim	9.9(a)
Third Party Expense	10.5
Trademarks	3.4(k)(i)
Working Capital Escrow Amount	2.3(c)

1.3	Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4	Currency.

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.5	Time Reference.

All references in this Agreement to times of the day are to local time in the relevant jurisdiction, unless otherwise indicated.

1.6	Certain Expressions, Etc.

In this Agreement, (i) the words “includes”, “including” and similar expressions mean “include (or including) without limitation”, (ii) the phrases the “aggregate of”, the “total of”, the “sum of” and similar expressions mean the “aggregate (or total or sum), without duplication, of”, (iii) the phrase “made available”, when used in reference to a document, means that the document was (A) delivered or provided to Purchaser or Parent or (B) made available for viewing in the “Project Amsterdam” electronic data room hosted by Intralinks, as that site existed as of 6:00 p.m. Eastern Daylight Time on the date prior to the date of this Agreement, (iv) pronouns in one gender include the other gender, unless the context clearly indicates otherwise, (v) definitions in the singular include the plural, and vice versa, (vi) the words “hereof”, “herein”, “hereunder”, “hereto” and similar expressions refer to this Agreement as a whole and the words “Article”, “Section” or “Exhibit” refer to an Article of, Section of, or Exhibit to this Agreement, unless specified otherwise.

1.7	Knowledge.

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Sellers, it shall be deemed to refer to the actual knowledge of the Persons listed in Exhibit 1.7, after reasonable investigation.

1.8	Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with Canadian GAAP, unless otherwise provided.

1.9	Incorporation of Exhibits.

The exhibits attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2

PURCHASED SHARES AND PURCHASE PRICE

2.1	Purchase and Sale.

Subject to the terms and conditions of this Agreement, on the Closing Date, each Seller shall sell to Purchaser, and Purchaser shall purchase from each Seller, all (but not less than all) of their respective shares in the capital of Corporation as set forth in Part B of Schedule 2.1 of the Disclosure Letter, which shares will constitute at Closing, in the aggregate, all (but not less than all) of the issued and outstanding shares in the capital of Corporation (collectively, the “Purchased Shares”).

2.2	Purchase Price.

Subject to adjustment, if any, in accordance with Section 2.4, the aggregate purchase price hereby payable by Purchaser for the Purchased Shares shall be an amount equal to (a) $915,000,000, minus (b) the Net Indebtedness set forth on the Closing Indebtedness and Cash Statement delivered by Agent, plus or minus, as the case may be, (c) the Closing Net Working Capital Adjustment, minus (d) the Sellers’ Transaction Expenses, minus (e) the Estimated Closing Tax Adjustment (the “Purchase Price”).

2.3	Payments at Closing.

The following payments shall be made by Purchaser at Closing (or, in the case of the payments referenced in (d) below, immediately prior to Closing):

(a)	to Agent an amount equal to the Purchase Price minus the Escrow Amount and minus the Optionee Withholding Amount, by way of wire transfer of immediately available funds to an account designated in writing by Agent at least two (2) days prior to the Closing Date;

(b)	to the Corporation, on behalf of the Optionholders, the Optionee Withholding Amount;

(c)

to the Escrow Agent an amount of $29,450,000 equal to the Indemnity Escrow Amount plus the Working Capital Escrow Amount (collectively, the “Escrow Amount”) by way of wire transfer of immediately available funds to an account designated in writing by the Escrow Agent at least two (2) days prior to the Closing Date, which is comprised of (i) an amount of $27,450,000, to be held by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement, to guarantee the payments of any claims for Damages made by Purchaser pursuant to Article 9 of this Agreement (the “Indemnity Escrow Amount”), and (ii) an amount of $2,000,000 to be held by the Escrow Agent until the final determination of Working Capital, Net Indebtedness and Closing Tax Adjustment pursuant to Section 2.4(e) of this Agreement (the “Working Capital Escrow Amount”), in accordance with the terms and conditions of the Escrow Agreement;

(d)	to the Persons indicated in Part A of Schedule 2.5 of the Disclosure Letter, the amounts set out therein, by way of transfer of immediately available funds to accounts designated in writing by Agent at least two (2) days prior to the Closing Date; and

(e)	to the Persons indicated by Agent in a written notice to be provided to Purchaser at least three (3) Business Days prior to Closing, the Sellers’ Transaction Expenses, by way of transfer of immediately available funds to accounts designated in writing by Agent in such notice.

Each of Purchaser and Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller, Optionholder or any other Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the ITA, the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Based on the representation provided by Sellers in Section 3.4(w)(xix), Purchaser agrees that no amounts shall be withheld from the payment of the Purchase Price pursuant to Section 116 of the ITA or Section 1101 of the Taxation Act (Quebec).

2.4	Adjustment of Purchase Price.

(a)

Preliminary Statements. Within three (3) Business Days prior to the Closing Date, Agent shall prepare or cause Corporation’s auditors to prepare and shall deliver to Purchaser (i) a statement (the “Preliminary Closing Date Net Working Capital Statement”) setting forth Corporation’s good faith estimate of the Working Capital, along with a reasonably detailed explanation of the calculation thereof, as of the Adjustment Time (the “Preliminary Closing Date Net Working Capital Amount”), (ii) the Closing Indebtedness and Cash Statement, which shall set forth Corporation’s good faith estimate of the Net Indebtedness of Corporation, along with a reasonably detailed explanation of the calculation thereof, as of the Adjustment Time (ignoring any payments on the Closing Date pursuant to Sections 2.3(d) and 2.5) and (iii) a statement setting forth the Corporation’s good faith estimate of the Closing Tax Amount (the “Estimated Closing Tax Adjustment”). If the Preliminary Closing Date Net Working Capital Amount is greater than the Target Working Capital, the Purchase Price payable at Closing will be increased dollar-for-dollar by the amount of such excess, and if the Preliminary Closing Date Net Working Capital Amount is less than the Target Working Capital, the Purchase Price payable at Closing will be decreased dollar-for-dollar by the amount of such shortfall (the “Closing Net Working Capital Adjustment”).

(b)	Draft Statements. Within sixty (60) days following the Closing Date, Purchaser shall prepare or cause Corporation’s auditors to prepare and shall deliver to Agent (i) a statement with the determination of the Working Capital, prepared, as of the Adjustment Time, (ii) a statement of Net Indebtedness, prepared as of the Adjustment Time (ignoring any payments on the Closing Date pursuant to Sections 2.3(d) and 2.5) and (iii) a statement with the determination of the Closing Tax Amount (the “Closing Tax Adjustment”) (collectively, the “Draft Statements”).

(c)	Objection Period. Within thirty (30) days following delivery of the Draft Statements, Agent shall notify Purchaser in writing if it has any objections to the Draft Statements. The notice of objection must state in reasonable detail the basis of each objection and the approximate amounts in dispute. Sellers shall be deemed to have accepted the Draft Statements if Agent does not notify Purchaser of any objection within such period of thirty (30) days.

(d)	Settlement of Dispute. If Agent disputes the Draft Statements in accordance with Section 2.4(c), then Purchaser and Agent will work expeditiously and in good faith in an attempt to resolve such dispute within a further period of thirty (30) days after the date of the notification of such dispute, failing which the dispute may be submitted by Agent or Purchaser for final determination to Deloitte & Touche (New York), or if such firm is unwilling or unable to act, Ernst & Young (New York) (in any such case, the “Third Party Auditors”). Purchaser and Agent shall use commercially reasonable efforts to cause the Third Party Auditors to complete their work within thirty (30) days of their engagement. The Third Party Auditors shall allow each of Purchaser and Agent to present their respective positions regarding the Draft Statements and the determination of Working Capital and Net Indebtedness as of the Adjustment Time and the Closing Tax Adjustment, and each of Purchaser and Agent shall have the right to present additional documents, materials and other information, and make an oral presentation to the Third Party Auditors regarding the dispute. The Third Party Auditors shall consider such additional documents, materials and other information and such oral presentations. Any such other documents, materials or other information shall be copied to each of Purchaser and Agent and each of Purchaser and Agent shall be entitled to attend any such oral presentation, and to reply thereto. The Third Party Auditors may not assign a value to any item greater than the greatest value for such item claimed by Purchaser or Agent, as the case may be, or less than the least value for such item claimed by Purchaser or Agent, as the case may be.

(e)

Final Determination. Promptly following the thirty (30) day period referred to in Section 2.4(c) during which no notice of objection was given or the resolution of any dispute in accordance with Section 2.4(d), as the case may be, Purchaser shall deliver to Agent the final closing date balance sheet, a final statement of Working

Capital, a final statement of Net Indebtedness and a final statement of the Closing Tax Adjustment (collectively, the “Final Statements”) together with Corporation’s auditors’ report thereon. The Final Statements shall reflect the resolution of any dispute in accordance with Section 2.4(d) or, if Corporation’s auditors are unable or unwilling to reflect such resolution, then the Final Statements shall be deemed to be amended to reflect such resolution. The Final Statements shall be final and binding upon the Parties upon delivery thereof and shall not be subject to appeal, absent manifest error.

(f)	Payment of Adjustment to Purchase Price.

(i)	If (A) the Working Capital set forth in the Final Statements is equal to the Preliminary Closing Date Net Working Capital Amount set forth in the Preliminary Closing Date Net Working Capital Statement, (B) the Net Indebtedness set forth in the Final Statements is equal to the Net Indebtedness set forth in the Closing Indebtedness and Cash Statement and (C) the Closing Tax Adjustment set forth in the Final Statements is equal to the Estimated Closing Tax Adjustment, then no further adjustment will be made to the Purchase Price.

(ii)	If the Working Capital set forth in the Final Statements is greater than the Preliminary Closing Date Net Working Capital Amount set forth in the Preliminary Closing Date Net Working Capital Statement, then Purchaser shall owe an amount equal to such excess to Sellers. If the Working Capital set forth in the Final Statements is less than the Preliminary Closing Date Net Working Capital Amount set forth on the Preliminary Closing Date Net Working Capital Statement, then Sellers shall owe an amount equal to such shortfall to Purchaser.

(iii)	If the Net Indebtedness set forth in the Closing Indebtedness and Cash Statement is greater than the Net Indebtedness set forth in the Final Statements, then Purchaser shall owe an amount equal to such excess to Sellers. If the Net Indebtedness set forth in the Final Statements is greater than the Net Indebtedness set forth in the Closing Indebtedness and Cash Statement, then Sellers shall owe an amount equal to such excess to Purchaser.

(iv)	If the Closing Tax Adjustment set forth in the Final Statements is greater than the Estimated Closing Tax Adjustment, then Sellers shall owe an amount equal to such excess to Purchaser. If the Closing Tax Adjustment set forth in the Final Statements is less than the Estimated Closing Tax Adjustment, then Purchaser shall owe an amount equal to such shortfall to Sellers.

(v)

If the sum of the amounts calculated pursuant to Sections 2.4(f)(ii), 2.4(f)(iii) and 2.4(f)(iv) is owed by Purchaser to Sellers, then Purchaser shall, within ten (10) Business Days of the final determination of the Final Statements, pay such net amount to Agent, by way of wire transfer of immediately available funds to an account designated by Agent pursuant to Section 2.3(a), and the Purchase Price shall be increased by that amount. If the sum of the amounts calculated pursuant to Sections 2.4(f)(ii), 2.4(f)(iii) and 2.4(f)(iv) is owed by Sellers to Purchaser, then Agent and Purchaser, shall, within ten (10) Business Days of the final determination of the Final Statements, give written instructions to the Escrow Agent to (a) release from the Working Capital Escrow Amount such net amount to Purchaser by wire transfer of immediately available funds to an account specified by Purchaser, and the Purchase Price shall be decreased by that amount; (b) release any remaining Working Capital Escrow Amount to Agent in accordance with the Escrow Agreement; and (c) if such net amount exceeds the Working Capital Escrow Amount, then Agent and Purchaser shall promptly give written instructions to the Escrow Agent to release an amount equal to such excess from the Indemnity Escrow Amount. In the circumstances contemplated in Section 2.4(f)(i), Agent and Purchaser, shall, within ten (10) Business Days of the final determination of the Final Statements, give written instructions to the Escrow Agent to release the entire Working Capital Escrow Amount to Agent in accordance with the Escrow Agreement.

(g)	Fees and Expenses. Sellers and Purchaser shall bear the fees and expenses of their respective accountants, auditors and other professional advisors in preparing, reviewing or settling the Draft Statements and the Final Statements, as the case may be. In the case of a dispute and the retention of Third Party Auditors to determine such dispute, the fees and expenses of the Third Party Auditors will be divided between Sellers and Purchaser based on the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. However, Sellers and Purchaser shall each bear their own fees and expenses in presenting their respective cases to the Third Party Auditors.

2.5	Repayment of Indebtedness.

Immediately prior to Closing, in accordance with Section 2.3(d), Purchaser shall, on behalf of and at the direction of Corporation, pay, or cause to be paid, to the Persons listed in Part A of Schedule 2.5 of the Disclosure Letter, the Indebtedness of Corporation owed to such Persons. The Indebtedness of Corporation, on a consolidated basis, set forth in Part B of Schedule 2.5 of the Disclosure Letter shall remain outstanding.

2.6	Exercise of Options by Optionholders.

Immediately prior to Closing, (1) Sellers shall cause Corporation to (a) take all appropriate actions to ensure that all unvested Options become fully vested immediately prior to Closing and that all restricted shares issued pursuant to the Option Plan are no longer subject to any restrictions and (b) cash-out any Option of any Optionholder that breaches his/her obligation to exercise in accordance with (2) below (it being understood that such cash-out shall not increase the Purchase Price to be paid by Purchaser pursuant to 2.3(a)); and (2) all Optionholders hereby agree to exercise all (but not less then all) of their Options, including the unvested Options which have become fully vested pursuant to (1) above, provided that if Closing does not occur for any reason whatsoever, the Optionholders agree to surrender to Corporation any shares of the Corporation issued to such Optionholders pursuant to the said exercise of Options against reinstatement of such Options upon their existing terms immediately prior to the execution of this Agreement, including with respect to the vested or unvested nature of such Options.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS

3.1	Representations and Warranties of FSTQ as to Itself.

FSTQ represents and warrants to Purchaser as follows, and acknowledges and confirms that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Formation and Status of FSTQ. FSTQ is a special purpose entity duly formed and validly existing and in good standing under the Act to establish the Fonds de Solidarité des Travailleurs du Québec (Québec) and has all requisite power and authority to enter into and perform its obligations under this Agreement.

(b)	Validity of Agreement. The execution, delivery and performance by FSTQ of this Agreement, and the consummation of the transactions contemplated hereby:

(i)	have been duly authorized by all necessary action on the part of FSTQ;

(ii)	do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of the constating documents, by-laws or other similar documents of FSTQ; and

(iii)	will not result in the violation of any applicable Law.

(c)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by, and, subject to execution by the other Parties hereto, constitutes a legal, valid and binding obligation of FSTQ, enforceable against FSTQ in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights; and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(d)

Required Authorizations. Except for (i) Competition Act Approval, (ii) HSR Clearance, and (iii) any additional consents, approvals, authorizations, filings and notifications required under any other applicable antitrust, competition or trade regulation Law, no filing with, notice to or Authorization of, any Governmental Entity is required on the part of FSTQ as a condition to the lawful completion of the transactions contemplated by this Agreement where the failure to make the filing, give the notice or obtain the Authorization would reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole.

(e)	Title to Purchased Shares. As of the date hereof, FSTQ is the registered and beneficial owner of the number and class of shares in the capital of Corporation set out beside FSTQ’s name in Part A of Schedule 2.1 of the Disclosure Letter, with a good and valid title thereto, free and clear of all Liens. At Closing, FSTQ (i) will be the registered and beneficial owner of the number and class of Purchased Shares set out beside FSTQ’s name in Part B of Schedule 2.1 of the Disclosure Letter, with a good and valid title thereto, free and clear of all Liens and (ii) will transfer to Purchaser good and valid title to all Purchased Shares owned by FSTQ, free and clear of all Liens.

(f)	Residence of FSTQ. FSTQ is not a non-resident of Canada within the meaning of the ITA.

(g)	No Brokers. FSTQ has not hired any broker, finder or investment banker or other person who is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement.

3.2	Representations and Warranties of Luxco as to Itself.

Luxco represents and warrants to Purchaser as follows, and acknowledges and confirms that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Formation and Status of Luxco. Luxco is a corporation duly incorporated, validly existing and in good standing under the Laws of Luxembourg and has all requisite corporate power and authority to enter into and perform its obligations under this Agreement.

(b)	Validity of Agreement. The execution, delivery and performance by Luxco of this Agreement, and the consummation of the transactions contemplated hereby:

(i)	have been duly authorized by all necessary action on the part of Luxco;

(ii)	do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of the constating documents, by-laws or other similar documents of Luxco; and

(iii)	will not result in the violation of any applicable Law.

(c)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by, and, subject to execution by the other Parties hereto, constitutes a legal, valid and binding obligation of Luxco, enforceable against Luxco in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights; and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(d)	Required Authorizations. Except for (i) Competition Act Approval, (ii) HSR Clearance, and (iii) any additional consents, approvals, authorizations, filings and notifications required under any other applicable antitrust, competition or trade regulation Law, no filing with, notice to or Authorization of, any Governmental Entity is required on the part of Luxco as a condition to the lawful completion of the transactions contemplated by this Agreement where the failure to make the filing, give the notice or obtain the Authorization would reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole.

(e)	Title to Purchased Shares. As of the date hereof, LJVH Investment ULC and LJVH Investment L.P. are the registered and beneficial owners of the number and class of shares in the capital of Corporation set out beside their respective names in Part A of Schedule 2.1 of the Disclosure Letter, with a good and valid title thereto, free and clear of all Liens. At Closing, Luxco (i) will be the registered and beneficial owner of the number and class of Purchased Shares set out beside Luxco’s name in Part B of Schedule 2.1 of the Disclosure Letter, with a good and valid title thereto, free and clear of all Liens and (ii) will transfer to Purchaser good and valid title to all Purchased Shares owned by Luxco, free and clear of all Liens.

(f)	No Brokers. Luxco has not hired any broker, finder or investment banker or other person who is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement.

3.3	Representations and Warranties of Management Sellers as to Themselves.

Each Management Seller jointly (within the meaning of the Civil Code of Quebec) represents and warrants, as to himself, but not as to any other Management Seller, to Purchaser as follows, and acknowledges and confirms that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Validity of Agreement. Such Management Seller is an individual who has attained the age of majority and is legally competent to execute this Agreement and take all actions, consummate all transactions and enter into all other agreements required or contemplated pursuant to this Agreement and, the execution, delivery and performance by such Management Seller of this

Agreement, and the consummation of the transactions contemplated hereby, (i) do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of any contracts or instruments to which such Management Seller is a party and (ii) will not result in the violation of any Law.

(b)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by, and, subject to execution by the other Parties hereto, constitutes a legal, valid and binding obligation of such Management Seller, enforceable against such Management Seller in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights; and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(c)	Required Authorizations. Except for (i) Competition Act Approval, (ii) HSR Clearance, and (iii) any additional consents, approvals, authorizations, filings and notifications required under any other applicable antitrust, competition or trade regulation Law, no filing with, notice to or Authorization of, any Governmental Entity is required on the part of any such Management Seller as a condition to the lawful completion of the transactions contemplated by this Agreement where the failure to make the filing, give the notice or obtain the Authorization would reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole.

(d)	Title to Purchased Shares. As of the date hereof, each Management Seller is the registered and beneficial owner of the number and class of shares in the capital of Corporation and the number of Options set out beside such Management Seller’s name in Part A of Schedule 2.1 of the Disclosure Letter, with a good and valid title thereto, free and clear of all Liens. At Closing, each Management Seller (i) will be the registered and beneficial owner of the number and class of Purchased Shares set out beside such Management Seller’s name in Part B of Schedule 2.1 of the Disclosure Letter, with a good and valid title thereto, free and clear of all Liens; and (ii) will transfer to Purchaser good and valid title to all Purchased Shares owned by such Management Seller, free and clear of all Liens.

(e)	Residence of Management Seller. Except for any Non-Resident Management Seller listed in Schedule 3.3(e) of the Disclosure Letter, such Management Seller is not a non-resident of Canada within the meaning of the ITA.

(f)	No Brokers. Such Management Seller has not hired any broker, finder or investment banker or other person who is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement.

3.4	Representations and Warranties of Sellers as to the LJVH Group Members.

Sellers jointly (within the meaning of the Civil Code of Quebec) represent and warrant to and in favour of Purchaser as follows and acknowledge that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Incorporation and Qualification. Each LJVH Group Member is a entity duly constituted, validly subsisting and in good standing under the Laws of its jurisdiction of organization, and has requisite corporate or other company power and authority to own, lease and operate its properties and to carry on its business as currently being conducted, except where any such failure has not been, and would not reasonably be expected to be, material. Each LJVH Group Member is duly registered, licensed or qualified to carry on its business in, and is in good standing in, each jurisdiction in which the business as now being conducted by it makes such registration, licensing or qualification necessary, except for any failure to be so registered or qualified which has not been, and would not reasonably be expected to be, material.

(b)	Seller Pre-Closing Reorganization. The Seller Pre-Closing Reorganization will be completed as described in Schedule 5.1 of the Disclosure Letter prior to the Closing Date. The Seller Pre-Closing Reorganization will (i) be duly authorized by all necessary action in compliance with the terms or provisions of the constating documents, by-laws and other similar documents of the applicable entities, (ii) be effected in compliance with all agreements binding upon the LJVH Group Members and (iii) be effected in compliance with all applicable Laws including, without limitation, applicable corporate laws.

(c)	Validity of Agreement. The execution, delivery and performance by Sellers of this Agreement, and the consummation of the transactions contemplated hereby do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of the constating documents, by-laws or other similar documents of any LJVH Group Member.

(d)	Required Authorizations. Except for (i) Competition Act Approval, (ii) HSR Clearance, and (iii) any additional consents, approvals, authorizations, filings and notifications required under any other applicable antitrust, competition or trade regulation Law, no filing with, notice to or Authorization of, any Governmental Entity is required on the part of a LJVH Group Member as a condition to the lawful completion of the transactions contemplated by this Agreement where the failure to make the filing, give the notice or obtain the Authorization would reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole.

(e)

No Other Agreement to Purchase. Except as set forth in Schedule 3.4(e) of the Disclosure Letter and except for certain LJVH Group Members’ rights in accordance with the disclosed terms of the Seller Pre-Closing Reorganization and except for Purchaser’s rights under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for (i) the purchase of any of the Purchased Shares, (ii) the purchase, subscription, allotment or issuance of any of the LJVH Group Member Securities, or (iii) the purchase or acquisition of any property or assets of the LJVH Group Members, other than in the Ordinary Course.

(f)	Corporate Records. Except as will be altered by the Seller Pre-Closing Reorganization, the corporate records of the LJVH Group Members, all of which have been made available to Purchaser, are complete and accurate, in all material respects, and in full force and effect, and include the organizational documents and by-laws, minutes of meetings and resolutions of shareholders and directors, and the share certificate books, securities register, register of transfers and register of directors of the LJVH Group Members. No LJVH Group Member is, or since July 19, 2007 has been, in violation of any provisions of its organizational documents or by-laws in any material respect.

(g)	Employee Matters.

(i)	Except as set forth in Schedule 3.4(g)(i) of the Disclosure Letter, no LJVH Group Member is a party to any written agreement pursuant to which either: (A) incentive, severance or termination payments to any director, officer or employee may be required to be paid, waived or renounced solely as a result of the completion of the transactions contemplated by this Agreement; or (B) any employee or consultant who is bound by confidentiality, non-competition or non-solicitation covenants with such LJVH Group Member is relieved thereof as a result of the completion of the transactions contemplated by this Agreement. Except as set forth in Schedule 3.4(g)(i) of the Disclosure Letter, no LJVH Group Members are bound by any collective bargaining agreements or any other Contracts with any labour union;

(ii)

Except as set forth in Schedule 3.4(g)(ii) of the Disclosure Letter: (A) there are no pension, retirement, termination, profit sharing, bonus, incentive, savings, deferred compensation, stock option, purchase or appreciation, change of control, health, welfare, medical, dental, life insurance, disability, sick pay, severance pay (only with respect to key executives), group insurance or other employee benefit, supplemental unemployment benefit plans, programs or arrangements (other than statutory plans which any LJVH Group Member is required to comply with, including the Canada or Quebec Pension Plan, and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation) or material fringe benefit maintained, sponsored, contributed to or required to be contributed to by LJVH Group Members, or to which LJVH Group Members have or could be reasonably expected to have any Liability (each such plan, program, practice or arrangement being referred to herein as a “Benefit Plan”), and no Benefit Plan is subject to Title IV of ERISA; (B) each Benefit Plan has been administered in all material respects according to its terms and applicable Laws and there are no outstanding violations or defaults under or any actions, claims or other proceedings pending or, to the knowledge of Sellers, threatened with respect to any Benefit Plan; (C) no Benefit Plan is currently under a governmental investigation or audit and, to the knowledge of Sellers, no such investigation or audit has been threatened; (D) each Benefit Plan covers only current or former employees of the LJVH Group Members and their dependants and beneficiaries; (E) no promise or commitment to increase benefits under any Benefit Plan or to adopt any additional Benefit Plan has been made, other than any such promise or commitment that is included in a Benefit Plan or amendment thereof or that may be required under applicable Laws to the extent so required; (F) each Benefit Plan that requires funding is funded to the extent required by its terms and applicable Laws, and all required contributions to, and premium payments on account of, each Benefit Plan have been made on a timely basis; (G) no Benefit Plan provides for the payment of post-employment or post-retirement welfare benefits, except to the extent required by applicable Laws, or for the payment of retirement or deferred compensation benefits the present value of which exceeds the fair market value of assets that have been irrevocably set aside in trust solely for the purpose of paying such benefits; (H) the transactions contemplated herein will not increase or accelerate any entitlement under any Benefit Plan or by themselves, or together with any other event, result in an “excess parachute payment” under Code Section 280G; (I) there have been no withdrawals of surplus or contribution holiday, except as permitted by law and the terms of the Benefit Plans; and (J) no Benefit Plan is a “registered pension plan” as such term is defined in the ITA, and since July 19, 2007, no LJVH Group Members has ever sponsored, maintained or participated in such a registered pension plan. Each Benefit Plan that is intended to be qualified under Code Section 401(a) is so qualified. With respect to each Benefit Plan, Sellers have made available to Purchaser true, accurate and complete copies of (A) the plan document and all related amendments, employee summaries, trust agreements and administrative or service agreements, (B) the two most recent Forms 5500 (if any) and (C) in the case of any Benefit Plan that is intended to be qualified under Code Section 401(a), a copy of the most recent determination letter from the U.S. Internal Revenue Service;

(iii)

Except as set forth in Schedule 3.4(g)(iii) of the Disclosure Letter, the LJVH Group Members are in compliance with and are in good standing under all applicable Laws, rules, regulations, codes and policies relating to their employees and their employment, including provisions thereof relating to employment standards, wages, hours of work, vacation pay, overtime, termination notice, pay in lieu of termination notice, termination and severance pay, human rights, workers’ compensation, occupational health and safety, manpower training, pay equity, unfair labour practices, collective bargaining, equal opportunity or similar laws, rules, regulations, codes and policies related to employment obligations and has properly completed and filed all material reports and filings required by such Laws, rules, regulations, codes and policies, except where such non-compliance has not been, and would not reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole;

(iv)	Except as set forth in Schedule 3.4(g)(iv) of the Disclosure Letter, there has not been since January 1, 2009, nor is there existent or, to the knowledge of Sellers, threatened any strike, lockout, slowdown, picketing or work stoppage with respect to the employees of any LJVH Group Member. Except as set forth in Schedule 3.4(g)(iv) of the Disclosure Letter, to the knowledge of Sellers, there is no effort by or on behalf of any labour union to organize any employees, and there have been no such efforts for the past three years. No petition or other proceeding instituted by an employee or group of employees seeking recognition of a bargaining representative is pending before any labour relations board; and

(v)	Subject to any information which may not legally be disclosed pursuant to any applicable privacy legislation, true and complete information as to the name, current job title and compensation for each of the last three years of all current executive officers of Corporation has been made available to Purchaser. To the knowledge of Sellers, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to terminate employment with any LJVH Group Member.

(h)	Title to Assets. Except as otherwise disclosed in Schedule 3.4(h) of the Disclosure Letter, and except for any Authorizations, Leased Properties and assets otherwise used by the LJVH Group Members pursuant to leases, each LJVH Group Member owns all of the properties and assets (including Intellectual Property) that it purports to own, with good and valid title thereto, free and clear of any Liens or any license agreements with respect to Intellectual Property pursuant to which a LJVH Group Member grants rights in Intellectual Property to a third party or an Affiliate.

(i)	Compliance with Laws. The LJVH Group Members, taken as a whole, have been and are conducting the Business in compliance in all material respects with all applicable Laws (except Environmental Laws, which are dealt with in Section 3.4(l)) in each jurisdiction in which it carries on business.

(j)

Authorizations. Schedule 3.4(j) of the Disclosure Letter sets out a list of all material Authorizations (including all environmental Authorizations) held in connection with the Business, and all environmental remedial orders to which

LJVH Group Members, their property and their assets are subject, and copies of same have been made available to Purchaser. Except as set forth in the Environmental Schedules, such Authorizations are all in full force and effect and represent all Authorizations required to own, lease and operate LJVH Group Members’ properties and assets and carry on the Business as now conducted by the LJVH Group Members, other than such Authorizations, the absence of which has not been, and could not reasonably be expected to be, material to the business and operations of LJVH Group Members, taken as a whole. Except as set forth in the Environmental Schedules, no LJVH Group Member has received notification from any Governmental Entity threatening to revoke a material Authorization. Except as set forth in the Environmental Schedules, no LJVH Group Member has failed to comply with any Authorization or any environmental remedial order, except where the failure has been remedied or has not been, and would not reasonably be expected to be, material to the business and operations of LJVH Group Members, taken as a whole.

(k)	Intellectual Property.

(i)	Schedule 3.4(k)(i) of the Disclosure Letter contains an accurate listing of all material trademarks and trade names, and all domain names, owned by or licensed to LJVH Group Members in the conduct of their Business (the “Trademarks”);

(ii)	Schedule 3.4(k)(ii) of the Disclosure Letter contains an accurate listing of all patent applications and patents owned by or licensed to LJVH Group Members in the conduct of their Business (the “Patents”);

(iii)	Schedule 3.4(k)(iii) of the Disclosure Letter contains an accurate listing of all registered copyright works owned by or licensed to LJVH Group Members in the conduct of the Business with the exception of any copyright in licensed computer software (the “Copyrights”);

(iv)	Schedule 3.4(k)(iv) of the Disclosure Letter contains an accurate listing of all material certification marks, marks of accreditation and similar certifications that are used by LJVH Group Members, including, without limitation, organic, fair-trade and national or regional origin designations. LJVH Group Members’ rights to use all such marks are valid, subsisting and enforceable. The ability of each LJVH Group Member to use each such mark or certification will remain in full force and effect following the completion of the transactions contemplated by this Agreement without any requirement for reaccreditation, audit, payment of fees, or consent from the granting authority or organization;

(v)	There is no Claim pending or, to the knowledge of Sellers, threatened by others, against any LJVH Group Member challenging the validity or scope of any Intellectual Property owned or used by any LJVH Group Member, including any Trademarks, Copyrights or Patents or such LJVH Group Member’s rights thereto;

(vi)	There is no Claim pending or, to the knowledge of Sellers, threatened by others, against any LJVH Group Member to the effect that such LJVH Group Member infringes or misappropriates any Intellectual Property of any third party;

(vii)	To the knowledge of Sellers, there is no infringement by third parties of any Intellectual Property owned by or licensed to any LJVH Group Member;

(viii)	To the knowledge of Sellers, no LJVH Group Member, is or has been infringing or misappropriating any Intellectual Property owned by third parties;

(ix)	To the knowledge of Sellers, each LJVH Group Member either exclusively owns or has valid, effective licenses authorizing the use made of all the Intellectual Property used in the conduct of the Business;

(x)	LJVH Group Members have used commercially reasonable efforts to maintain the secrecy of trade secrets and confidential information owned and licensed by LJVH Group Members. Each employee and contractor to the LJVH Group Members having access to trade secrets (including recipes, formulas and patentable inventions) of a LJVH Group Member has signed a confidentiality and non-disclosure agreement and to the knowledge of Sellers, there have not been any breaches of such agreements. To the knowledge of Sellers, the employment of any employees or retainer of any consultant by LJVH Group Members does not violate any non-disclosure or non-competition agreement between any employee or consultant and a third party; and

(xi)	The Intellectual Property owned or licensed by LJVH Group Members includes all of the material Intellectual Property used by LJVH Group Members in the Ordinary Course of operating the Business.

(l)	Compliance with Environmental Laws.

(i)

Except as set forth in the Environmental Schedules, and except for any matter or event which has been remedied or which would not reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole: (A) none of the LJVH Group Members has received any written notice from any Governmental Entity that any operations of the LJVH Group Members are not in compliance with or give rise to liability under applicable Environmental Laws; (B) there are no proceedings in progress or, to the knowledge of Sellers, threatened which are expected to result in the cancellation, revocation, suspension, or modification of any environmental Authorization; (C) no LJVH Group Member has been charged with or convicted of an offence, been fined or otherwise sentenced, or settled any prosecution short of conviction, for non-compliance with or breach of any Environmental Law; and (D) there are no pending claims, or to the knowledge of Sellers, threatened claims, against the LJVH Group Members arising out of any Environmental Laws; (E) there are no Hazardous Substances present on, at, in, under, or emanating from any Owned Real Properties or Leased Properties, or, to the knowledge of Sellers, any of LJVH Group Members’ previously owned or leased properties, in either case, where such Hazardous Substance could reasonably be expected to give rise to liability under Environmental Laws and (F) the LJVH Group Members have, since July 19, 2007, been and are in compliance with applicable Environmental Laws in each jurisdiction where they carry on business.

(ii)	Copies of all environmental reports and documents in the possession or control of LJVH Group Members are listed in Schedule 3.4(l)(ii) of the Disclosure Letter and have been made available to Purchaser prior to the date hereof.

(m)	Financial Statements. The Financial Statements (i) have been prepared in accordance with Canadian GAAP applied on a basis consistent with that of previous fiscal years or fiscal quarters, as the case may be (including the absence of notes to the financial statements and audit adjustments required by Canadian GAAP, as the case may be), and (ii) each fairly, accurately and completely discloses in all material respects (A) the assets, liabilities and obligations (whether accrued, contingent, absolute or otherwise), income, losses, retained earnings, reserves and financial position of Corporation, (B) the results of operations of Corporation and (C) the changes in the financial position of Corporation, all as at the dates and for the periods therein specified, in each case on a consolidated basis. No LJVH Group Member has any Liabilities required by Canadian GAAP to be set forth on the consolidated balance sheet of the LJVH Group Members, except for (i) any Liabilities incurred since April 3, 2010 in the Ordinary Course, (ii) any Liabilities set forth in the Financial Statements, (iii) any Liabilities set forth in the Final Statements, or (iv) any Liabilities reflected in the Disclosure Letter that are reasonably apparent by the disclosure thereof.

True, correct and complete copies of the Financial Statements are attached as Schedule 1.1(jj) of the Disclosure Letter.

(n)

Litigation. Except as disclosed in Schedule 3.4(n) of the Disclosure Letter and other than litigation in which the Claim or counterclaim, or the Liability or expense that is reasonably expected in connection therewith, does not exceed $1,000,000, there are no claims, actions, proceedings, suits, investigations, inquiries, reviews, judgments or decrees pending or, to the knowledge of Sellers, threatened against or involving any LJVH Group Member or its property or assets, or, without reference to any claim amount, seeking to enjoin the transactions contemplated by this Agreement. None of the LJVH Group Members, or their properties or assets, are subject to a judgment, order, writ, injunction or decree which has been, or would reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole. To the knowledge of Sellers, no officer or director of any LJVH Group Member is a defendant in any material claim, action, proceeding, suit, investigation or internal investigation, inquiry or review in connection with his or her status as an officer or director of any LJVH Group Member.

(o)	Contracts.

(i)	Schedule 3.4(o)(i) of the Disclosure Letter contains a complete list of the following Contracts as of the date hereof (the Contracts described in this Section 3.4(o)(i), together with all exhibits and schedules thereto being, the “Material Contracts”):

(A)	any Contract under which any LJVH Group Member is obliged to make payments on an annual basis in excess of $250,000 in the aggregate;

(B)	any partnership, limited liability company, joint venture, alliance, franchise agreement, or other similar agreement or arrangement, relating to the Business or to the formation, creation, operation, management, business or control of any partnership or joint venture that is not, directly or indirectly, a wholly-owned subsidiary of Corporation;

(C)	any Contract (other than among LJVH Group Members that are, directly or indirectly, wholly-owned subsidiaries of Corporation) under which Indebtedness for borrowed money in excess of $250,000 is outstanding or pursuant to which any property or asset of an LJVH Group Member is mortgaged, pledged or otherwise subject to a Lien (other than a Permitted Lien) for an amount in excess of $250,000, or any Contract restricting the incurrence of Indebtedness by a LJVH Group Member or the incurrence of Liens (other than Permitted Liens) on any properties or securities of LJVH Group Members or restricting the payment of dividends or the transfer of any Owned Real Property;

(D)	any Contract that purports to limit in any material respect the right of any LJVH Group Member to engage in any line of business or to compete with any person or operate in any location;

(E)	any Contract providing for the sale or exchange of, or option to sell or exchange, any Property with a fair market value in excess of $250,000, or for the purchase or exchange of, or option to purchase or exchange, any Property with a fair market value in excess of $250,000, entered into in the past twelve months or in respect of which the applicable transaction has not been consummated;

(F)	any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in the foregoing clause (E)) or equity interests, of another Person, entered into in the past twelve months or in respect of which the applicable transaction has not been consummated, in each case other than any such Contract entered into in the Ordinary Course; and

(G)	any Contract currently requiring any LJVH Group Member to offer to purchase or purchase the assets with a fair market value in excess of $250,000 or equity interests of another Person (other than equity interests in another LJVH Group Member, which are set forth as of the date hereof in Schedule 1.1(ggg) of the Disclosure Letter).

(ii)	Except as would not reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole, no LJVH Group Member or, to the of knowledge of Sellers, the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Material Contract and no LJVH Group Member has received or given any notice of default under any such Material Contract which remains uncured, and, to the knowledge of Sellers, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Material Contract where such breach would reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole.

(p)

Real Property. Schedule 3.4(p) of the Disclosure Letter contains a list of each real property, and all other parcels of real property currently owned by the LJVH Group Members, and sets forth the name of the entity owning such property as well as the municipal address and legal descriptions of each parcel of real property currently owned by the LJVH Group Members (collectively, the “Owned Real Properties” and together with the Leased Properties, collectively, the “Properties”). The LJVH Group Member set forth in Schedule 3.4(p) of the Disclosure Letter owns absolute ownership or fee simple title, as the case may be, to the Owned Real Properties, set forth beside such LJVH Group Member’s name in Schedule 3.4(p) of the Disclosure Letter, free and clear of all Liens, other than Permitted Liens. None of the Owned Real Properties or Leased Properties is subject to any decree of or order by a Governmental Entity to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the knowledge of Sellers, has any such condemnation, expropriation or taking been proposed. To the knowledge of Sellers, the current uses of the Owned Real Properties, the occupancy thereof and the business operations therein comply with all applicable building, zoning and land use requirements, and do not violate or conflict with any contractual obligations (including the requirements of any applicable Permitted Liens) where such breach would reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole.

(q)	Leased Property. Schedule 3.4(q) of the Disclosure Letter lists each property or premises currently leased (including properties subject to ground or emphyteutic leases) or subleased by the LJVH Group Members from a third party other than one of the other LJVH Group Members (collectively, the “Leased Properties”) and sets forth the current name of the entity holding such leasehold interest, the current name of the landlord or sublandlord thereunder, the date of the lease and each material amendment, guaranty or other agreement relating thereto, as well as a notification of all locations in respect of which landlord and tenant are not dealing at arms’ length (collectively, the “Lease Documents”). Each of the Lease Documents remains unamended and in full force and effect in accordance with its terms. Each LJVH Group Member set forth in Schedule 3.4(q) of the Disclosure Letter has a good and valid leasehold estate in the Leased Properties, free and clear of all Liens, other than Permitted Liens. True, correct and complete copies of all Lease Documents have been made available to Purchaser. To the knowledge of Sellers, the LJVH Group Members, as well as the relevant landlords and sublandlords, are not in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under any of the Lease Documents and none of the LJVH Group Members have received or given any notice of default under any such agreement which remains uncured.

(r)	Authorized and Issued Capital. The authorized capital of the LJVH Group Members is as set out in Schedule 3.4(r) of the Disclosure Letter. The Purchased Shares will, at Closing, constitute all of the issued and outstanding shares in the capital of Corporation. The LJVH Group Member Securities (i) constitute all of the issued and outstanding securities in the capital of the LJVH Group Members (other than the Corporation), (ii) are duly authorized, validly issued, fully paid, non-assessable and free of all pre-emptive rights, (iii) have been offered and issued in compliance with all applicable securities and other Laws and any pre-emptive or similar rights of any Person and (iv) are not subject to any declared or accrued dividends excluding accrued dividends on the preferred shares of Corporation described in Schedule 3.4(r) of the Disclosure Letter. Each of the LJVH Group Member Securities that may be issued pursuant to the Benefit Plans, when issued upon the receipt of the consideration set forth in the applicable Benefit Plan and related agreements, if applicable, will be duly authorized, validly issued, fully paid, non-assessable and free of all pre-emptive rights.

Except for the Options, the Notes and as contemplated by the Seller Pre-Closing Reorganization, there are no outstanding options, notes or other rights held by any Person (i) exercisable, convertible or exchangeable for any shares or other securities of any LJVH Group Member or (ii) having the right to vote on any matter on which the holders of LJVH Group Member Securities may vote, nor is any LJVH Group Member obligated to issue or deliver any such options, notes or other rights.

Except as set out in Schedule 3.4(r) of the Disclosure Letter, as pursuant to this Agreement and as contemplated by the Seller Pre-Closing Reorganization, there are no outstanding contractual obligations or rights of LJVH Group Members to register or repurchase, redeem or otherwise acquire, vote, dispose of or otherwise transfer or declare dividends or make other distributions on any LJVH Group Member Securities. Except as set out in Schedule 3.4(r) of the Disclosure Letter, no LJVH Group Member is party to any stockholder agreement, voting trust, proxy or other agreement, instrument or undertaking with respect to the LJVH Group Member Securities.

(s)	Subsidiaries. Corporation does not, directly or indirectly, own or hold any shares or other ownership, equity or proprietary interest, or any interest convertible into or exchangeable or exercisable for same in any Person, other than the LJVH Group Member Securities.

(t)	Title to the LJVH Group Member Securities. Each LJVH Group Member set forth in Schedule 3.4(t) of the Disclosure Letter is the registered and beneficial owner of the applicable LJVH Group Member Securities set forth beside such LJVH Group Member’s name in Schedule 3.4(t) of the Disclosure Letter, with a good title thereto, free and clear of all Liens.

(u)	Conduct of Business. Except in connection with the Seller Pre-Closing Reorganization, and except as disclosed in Schedule 3.4(u) of the Disclosure Letter, since April 3, 2010, the LJVH Group Members have:

(i)	not amended their respective articles, by-laws or other governing documents;

(ii)	conducted the Business in the Ordinary Course;

(iii)	not suffered any change that has had, or would have a Material Adverse Effect;

(iv)	not made any change in their respective accounting principles and practices which are not required by generally accepted accounting principles as theretofore applied including, without limitation, the basis upon which their assets and liabilities are recorded on their books and their earnings and profits and losses are ascertained;

(v)	not settled any litigation, other than litigation which is not material to the business and operations of the LJVH Group Members, taken as a whole;

(vi)

not sold, leased, licensed, transferred or assigned, in one or more transactions, any assets, tangible or intangible, other than in the Ordinary Course of the Business or in transactions which are not material to the business and operations of the LJVH Group Members, taken as a whole, and other than transactions among one or more LJVH Group Members that are, directly or indirectly, wholly-owned by Corporation in the Ordinary Course;

(vii)	not made any loan to, or any other investment in, any other person other than LJVH Group Members in the Ordinary Course;

(viii)	not issued, sold or otherwise disposed of any of its share capital, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its share capital other than pursuant to the terms of the Option Plan;

(ix)	not declared, set aside or paid any dividend or made any distribution with respect to its share capital (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital; and

(x)	not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance, pension or other plan, contract or commitment (or taken any such action with respect to any other such plan) for the benefit of: (A) any of its or its subsidiaries’ officers or directors; or (B) any of its or its subsidiaries’ other employees, other than such adoptions, amendments, modifications or terminations which are not material to the business and operations of the LJVH Group Members, taken as a whole.

(v)	Insurance. Schedule 3.4(v) of the Disclosure Letter sets out a list of all insurance policies which are maintained by the LJVH Group Members, all of which are in full force and effect. No LJVH Group Member is in material default with respect to any of the provisions contained in the insurance policies or the payment of any premiums under any insurance policy, nor has any LJVH Group Member failed to give any notice or to present any claim under any insurance policy in a due and timely fashion.

(w)	Tax Matters. Except as disclosed in Schedule 3.4(w) of the Disclosure Letter:

(i)	Each of the LJVH Group Members has filed or caused to be filed with the appropriate Governmental Entity, in the manner prescribed by applicable Law, all federal, state, provincial, municipal, local and foreign Tax Returns which are required to be filed by or with respect to it. The information contained in each such Tax Returns is correct and complete in all material respects;

(ii)	Each of the LJVH Group Members has timely paid all Taxes which are due and payable as required by applicable Law (including all installments on account of Taxes), and has paid all assessments and reassessments it has received in respect of Taxes;

(iii)	There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment, reassessment, payment or remittance of Taxes or the filing of Tax Returns of any of the LJVH Group Members;

(iv)	There are no claims, disputes, investigations, assessments, reassessments, deficiencies, actions, suits or audits pending or, to the knowledge of Sellers, threatened against any of the LJVH Group Members in respect of Taxes that have been raised in writing by a Governmental Entity;

(v)	Each of the LJVH Group Members has withheld from each payment made to other persons, including any of its past and present shareholders, directors, officers, employees and agents and any non-residents the amount of all Taxes and other deductions required to be withheld and has paid such amounts when due, in the form required under appropriate laws, or made adequate provision for the payment of such amounts to the proper receiving authorities (and has materially complied with all reporting and recordkeeping requirements). The amount of Tax withheld but not remitted by each of the LJVH Group Members has been retained in the appropriate accounts;

(vi)	Each of the LJVH Group Members has collected from each receipt from any of its past and present customers (or other Persons paying amounts to the LJVH Group Members) the amount of all Taxes required to be collected and has paid and remitted such Taxes when due, in the form required under appropriate laws or made adequate provision for the payment of such amounts to the proper receiving authorities. The amount of Tax collected but not remitted by each of the LJVH Group Members has been retained in the appropriate accounts;

(vii)

Sellers have made available to Purchaser correct and complete copies of all material Tax Returns and all material correspondence with any Governmental Entity with respect to Taxes, including all material assessments, reassessments, examination reports, statements of deficiency and related documents and other information requested by PriceWaterhouseCoopers, filed, assessed against, agreed to, issued to or by or received or sent by LJVH Group Members on or after January 1, 2007. To the knowledge of Sellers, no closing agreements, advance Tax rulings, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Entity with or in respect of any LJVH Group Member that have an effect on any Post-Closing Tax Period. The unpaid taxes of LJVH Group Members (other than unpaid Taxes arising out of any Tax Audit Claims, or any portion thereof, that any LJVH Group Member claims is statute-barred, to the extent related to item 2 as disclosed on Schedule 1.1(hhhh) of the Disclosure Letter) (A) did not, as of the date of Corporation’s audited consolidated financial statements as of and for the year ended April 3, 2010, exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face thereof (rather than in any notes thereto) and (B) will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of LJVH Group Members in filing their Tax Returns and taken into account in the adjustment to Purchase Price;

(viii)	No LJVH Group Member has executed any power of attorney, or authorized any representative, with respect to any Tax, other than powers of attorney, and authorizations of representation, that are no longer in force. No written claim has ever been made by a Governmental Entity in a jurisdiction in which an LJVH Group Member does not file Tax Returns that such LJVH Group Member is subject to taxation in that jurisdiction. There are no Liens with respect to Taxes upon any of the assets of any LJVH Group Member, other than for current Taxes not yet due and payable;

(ix)	Since April 3, 2010, except as required under applicable Laws, no LJVH Group Member has made, changed or revoked any Tax election, except in the ordinary course of business and consistent with past practice; changed in any material respect any method of Tax accounting or Tax accounting period; entered in writing into any settlement of (or compromise with respect to) any audit, claim, assessment or reassessment or liability for Taxes; or entered in writing into any closing agreement or surrendered in writing any right to claim a Tax refund;

(x)	No LJVH Group Member has, prior to the Closing Date, claimed any reserve or deduction, accelerated any deduction or made any election under any provision of the ITA or the Code (or any other provincial, state, local or foreign Tax Law) that would have the effect of deferring income that has been economically accrued in a Pre-Closing Tax Period to a Post-Closing Tax Period or accelerating a deduction from a Post-Closing Tax Period to a Pre-Closing Tax Period;

(xi)	The amount of any limitation under Code Section 382, 383 or 384 is as set forth on Schedule 3.4(w) of the Disclosure Letter. Since July 19, 2007 (and disregarding the transactions contemplated under this Agreement), there has been no ownership change as defined in Section 382 of the Code with respect to any U.S. LJVH Group Member;

(xii)	There are no circumstances which exist and would result in, or which have existed and resulted in, the application of any of section 17, subsection 18(4) or sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the ITA or any equivalent provision of the taxation legislation of any province or any other jurisdiction, to any LJVH Group Member at any time up to and including the Closing Date in respect of any transaction entered into;

(xiii)	There has been no acquisition of control, for purposes of the ITA, of any LJVH Group Member since July 19, 2007;

(xiv)	No LJVH Group Member is a “public corporation” for purposes of the ITA;

(xv)	No LJVH Group Member is a party to, bound by or obligated under any Tax sharing agreement, Tax indemnification agreement or other contractual agreement relating to Tax sharing or allocation, other than this Agreement. No LJVH Group Member will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period, or portion thereof, ending after the Closing Date as a result of any agreement with a Governmental Entity entered into on or prior to the Closing Date. No LJVH Group Member has entered into any advance pricing agreement with any Governmental Entity;

(xvi)	No LJVH Group Member has ever been a member of an “affiliated group” (within the meaning of section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return (other than a group the parent of which is a LJVH Group Member), or has ever been a member of any other consolidated, combined, affiliated, unitary or similar group for Tax purposes (other than a group the parent of which is a LJVH Group Member). No LJVH Group Member has any liability for the Taxes of any other Person (other than the LJVH Group Members), including any liability under Section 160 of the ITA or under section 1.1502-6 of the U.S. Treasury Regulations, or any similar provision of provincial, state, local or foreign law, as a transferee or successor, by contract or otherwise;

(xvii)	No LJVH Group Member is a “passive foreign investment company” as defined in the Code;

(xviii)	No non-U.S. LJVH Group Member is subject to Tax in the United States (or any of its political subdivisions) by virtue of having a permanent establishment, fixed place of business or otherwise in the United States. All payments by, to or among LJVH Group Members materially comply with applicable transfer pricing requirements imposed by any Governmental Entity;

(xix)	The Purchased Shares do not, and have not at any particular time during the sixty (60) months prior to Closing, derived, directly or indirectly, more than 50% of their fair market value from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties or (D) options in respect of, interests in or civil law rights in any of the foregoing, whether or not the property exists, as such terms are defined for purposes of the definition of “taxable Canadian property” in subsection 248(1) of the ITA;

(xx)	No LJVH Group Member has ever participated in a “listed transaction” within the meaning of section 6707A(c)(2) of the Code (or any comparable provision of any provincial, state, local, Canadian federal or other foreign Tax Law);

(xxi)	All Taxes assessed or reassessed in connection with the implementation, operation, and unwinding of the VH Financing Trust structure have been fully paid and Van Houtte Group Inc. and VH Financing Trust have agreed to a settlement with the Canada Revenue Agency, Alberta Finance and Enterprise, Ontario Ministry of Revenue and Revenu Quebec that no additional Taxes will be assessed or reassessed in respect of such matters. VH Financing Trust, Van Houtte Group Inc. and all other LJVH Group Members have acted in accordance with, and have not violated, the terms of such settlement; and

(xxii)	To the knowledge of Sellers, the taxable year of Corporation for United States federal income tax purposes ends on the Saturday closest to March 31st (the “Taxable Year”).

(x)	No Brokers. Other than any fees payable by Corporation to UBS Securities LLC, to Deutsche Bank Securities Inc. and to Moelis & Company LLC, no broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement.

(y)	Noncontravention. Except as set forth in Schedule 3.4(y) of the Disclosure Letter, the execution, delivery and performance of this Agreement by Sellers, and the consummation of the transactions contemplated hereby, (i) do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of any Material Contract and (ii) will not result in the violation of any applicable Law by any LJVH Group Member.

(z)	Affiliate Transactions. Except for the Contracts set forth in Schedule 3.4(z) of the Disclosure Letter, Contracts related to Options or the employment of any Management Seller or the LJ Services Agreement, no officer, director or Affiliate of the LJVH Group Members, nor any officer or director of any such Affiliate, nor any immediate family members of any of the foregoing, is a party to any Contract or has any interest in any material asset or property used by any LJVH Group Member.

(aa)	Indebtedness and Guarantees. The LJVH Group Members have no Liabilities in respect of Indebtedness except as set forth on Schedule 2.5 of the Disclosure Letter and except for the retention and other bonuses or payments as a result of the transactions contemplated hereby (including any stay-pay, retention and other bonuses or severance pay identified in Schedule 3.4(g)(ii) of the Disclosure Letter.)

(bb)	[Intentionally omitted.]

(cc)	Product Warranties. Except as set forth in Schedule 3.4(cc) of the Disclosure Letter (and except for other liabilities for which there is a reserve reflected in the Financial Statements), there are no material claims outstanding, pending or, to the knowledge of Sellers, threatened for breach of any express written warranty relating to any products manufactured, sold or delivered by the LJVH Group Members (the “Products”). To the knowledge of Sellers, there is no material design defect with respect to any such Products.

(dd)	Product Quality and Safety. The LJVH Group Members’ manufacturing and storage practices, and the ingredients, composition, and labeling for each of the Products, (i) are in material compliance with all applicable Laws, including Laws relating to food and beverages, and the carrying out of the transactions contemplated by this Agreement will not result in the violation of any such Laws or require the audit, recall, relabeling or repackaging of any Product prior to continued distribution of such Product; and (ii) are in material compliance with all internal quality management policies and procedures of the LJVH Group Members. All labeling used on the Products has been filed or registered with and/or approved by each applicable Governmental Entity that requires such filing, registration and/or approval. Except as set forth in Schedule 3.4(dd) of the Disclosure Letter, since July 19, 2007 (a) there have been no Governmental Entity ordered recalls of any of the Products and (b) to the knowledge of Sellers, none of the Products have been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Laws. The LJVH Group Members have made available to Purchaser complete and accurate copies of all reports resulting from any audits and inspections of the LJVH Group Members’ quality management practices conducted by any LJVH Group Member or by any other Person since July 19, 2007 in any LJVH Group Member’s custody and control.

(ee)	Advertising Claims. All claims made in advertising are substantiated to the degree required by applicable Law by information in the possession of a LJVH Group Member at the time the advertising was released to media for publication. The LJVH Group Members have not received any letters, notices or inquiries from, and no investigation is pending by, the Federal Trade Commission or other applicable Governmental Entity with respect to Product Claims, statements or assertions. The LJVH Group Members have used and shall, at all times prior to Closing continue to use, commercially reasonable efforts to review all material Product claims, statements or assertions for veracity and compliance with applicable Laws.

(ff)

Data Privacy. LJVH Group Members’ use and dissemination of any personally identifiable information concerning individuals is in material compliance with all applicable privacy policies, terms of use, contractual obligations and, to the knowledge of Sellers, Laws applicable to any LJVH Group Member or to which any LJVH Group Member is bound. To the knowledge of Sellers, LJVH Group Members maintain policies and procedures regarding data security and privacy, and maintain administrative, technical and physical safeguards, that are commercially reasonable and, in any event, in material compliance with all applicable contractual obligations and Laws applicable to any LJVH Group Member or to which any LJVH Group Member is bound. Since July 19, 2007, there have been, to the knowledge of Sellers, no material security breaches relating to, or violations of any material security policy regarding, or any unauthorized access of, any data or information used by any LJVH Group Member in connection with the Business.

(gg)	Franchise Operations. There are no management, franchise, license or other agreements providing for the management of any of the Owned Real Properties by any party other than a LJVH Group Member. Schedule 3.4(gg) of the Disclosure Letter lists (i) all agreements pursuant to which any LJVH Group Member grants any rights to any third party (other than another LJVH Group Member that is, directly or indirectly, wholly-owned by Corporation) to operate any store, outlet or property that is subject to any such agreement, (ii) the LJVH Group Member that is party to each such agreement, (iii) the date of each such agreement and (iv) each material amendment, guaranty or other instrument or agreement that is related to each such agreement and binding on any LJVH Group Member (collectively, the “Franchise Agreement Documents”) (true, correct and complete copies of all Franchise Agreement Documents having been made available to Purchaser), each of which is valid, binding and in full force and effect as against LJVH Group Members and, to the knowledge of Sellers, as against the other party or parties thereto.

(hh)	Investment Canada Act. None of the LJVH Group Members carries on a “cultural business” as such term is defined in the Investment Canada Act. The undertakings (the “ICA Undertakings”) set out in the letter of the Corporation to The Minister Responsible for the Investment Canada Act dated July 9, 2007 that was made available to Purchaser constitute all of the undertakings, obligations or commitments of any nature whatsoever under the Investment Canada Act of any of the LJVH Group Members. Each LJVH Group Member was in compliance with the Undertakings for the duration of the term of the Undertakings.

(ii)	Non-Termination of Relationships. No LJVH Group Member has received any written notice that any licensee, franchisee, customer, supplier or distributor, key employee or key sales representative (excluding Purchaser, Parent or any of their Affiliates) intends to cancel, terminate or not renew its relationship with any LJVH Group Member and, to the knowledge of Sellers, no such action has been threatened that, in each case, either individually or in the aggregate, could reasonably be expected to be material to the business and operations of LJVH Group Members, taken as a whole.

(jj)	Non-Reliance. Sellers acknowledge that, except for the specific representations and warranties made in Section 4.1 hereof, they are not relying upon any representation or warranty of Purchaser or Parent.

3.5	Disclaimer of Sellers.

(a)	Except as set forth in this Article 3, none of the Sellers, their Affiliates or any of their respective officers, directors, employees or representatives makes or has made any other representation or warranty, express or implied, with respect to the Purchased Shares, the LJVH Group Members or the Business, including with respect to (i) the operation of the LJVH Group Members by Purchaser after Closing, and (ii) the success or profitability of the LJVH Group Members after Closing; and

(b)	none of Sellers, their Affiliates or any of their respective officers, directors, employees or representatives will have or be subject to any liability or indemnification obligation to Purchaser or to any other Person resulting from the distribution to Purchaser, its Affiliates or representatives of, or Purchaser’s use of, any information relating to the Business, including the confidential information memorandum and any information, documents or material made available to Purchaser, whether orally or in writing, in certain “Datarooms”, management presentations, responses to questions submitted on behalf of Purchaser or in any other form in expectation of the transactions contemplated by this Agreement. Any such other representation or warranty is hereby expressly disclaimed.

3.6	Disclosure Letter.

Contemporaneously with the execution and delivery of this Agreement, Sellers are delivering to Purchaser the Disclosure Letter required to be delivered pursuant to this Agreement, which is deemed to constitute an integral part of this Agreement. Disclosures in the Disclosure Letter will be deemed to be made for purposes of the section or subsection of this Agreement to which they correspond in number, and for each other section or subsection of this Agreement to the extent that it is reasonably apparent that such disclosure is relevant to such other section or subsection.

The Parties hereby acknowledge and agree that disclosure of the information contained in the Disclosure Letter does not constitute or imply and shall not be construed as: (a) any representation, warranty, covenant or agreement which is not expressly set out in this Agreement; (b) an admission of any liability or obligation of any Seller; (c) an admission that any information is material or would have a Material Adverse Effect; (d) a standard of materiality or Material Adverse Effect, a standard for what is or is not in the Ordinary Course, or any other standard contrary to any contained in this Agreement; or (e) an addition or modification to the scope of any of the representations and warranties set out in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

4.1	Representations and Warranties of Purchaser and Parent.

Purchaser and Parent solidarily (within the meaning of the Civil Code of Québec) represent and warrant to and in favour of Sellers as follows and acknowledge that Sellers are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Formation and Qualification. Each of Purchaser and Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

(b)	Validity of Agreement. The execution, delivery and performance by each of Purchaser and Parent of this Agreement, and the consummation of the transactions contemplated hereby:

(i)	have been duly authorized by all necessary action on the part of each of Purchaser and Parent;

(ii)	do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of the constating documents, by-laws or other similar documents of either of Purchaser or Parent; and

(iii)	will not result in the violation of any applicable Law.

(c)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by, and, subject to execution by the other Parties hereto, constitutes a legal, valid and binding obligation of each of Purchaser and Parent, enforceable against them in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights; and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(d)	Litigation. There are no actions, suits, appeals, claims, applications, investigations, orders, proceedings, grievances, arbitrations or alternative dispute resolution processes in progress, pending, or to Purchaser’s knowledge, threatened against either of Purchaser or Parent, which prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement.

(e)

Required Authorizations. Except for (i) Competition Act Approval, (ii) ICA Approval, (iii) HSR Clearance, and (iv) any additional consents, approvals, authorizations, filings and notifications required under any other applicable antitrust, competition or trade regulation Law, no filing with, notice to or Authorization of, any Governmental Entity is required on the part of Purchaser or Parent as a condition to the lawful completion of the transactions contemplated by this Agreement where the failure to make the filing, give the notice or obtain the Authorization would reasonably be expected to be material.

(f)	Purchaser’s Financing. Assuming the satisfaction of the closing conditions in Section 6.2 and performance by Sellers in all material respects of their obligations under Sections 5.3 and 5.9, Purchaser will have at Closing available cash or existing borrowing facilities in the aggregate amount that is sufficient to pay the Purchase Price and to consummate the transactions contemplated by this Agreement.

(g)	Sophisticated Purchaser; Access. Each of Purchaser and Parent is knowledgeable, sophisticated and experienced in business and financial matters, has had access to its full satisfaction to management of the LJVH Group Members and their respective books and records, contracts, agreements and documents for the purpose of conducting its due diligence review, and has had such opportunity to seek accounting, legal or other advice or information in connection with its entry into this Agreement and the other documents referred to herein relating to the consummation of the transactions contemplated hereby and thereby as it has seen fit.

(h)	No Brokers. Other than the fees payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated and to CIBC World Markets Inc., no broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement.

(i)	No Reliance. Each of Purchaser and Parent acknowledges that, except for the specific representations and warranties made in Sections 3.1, 3.2, 3.3 and 3.4 hereof, it is not relying upon any representation or warranty of any Seller, nor upon the accuracy of any record, projection or statement made available or given to Purchaser in the performance of its due diligence review.

(j)	Tax. Purchaser is not a “United States Person” as defined in Section 7701(a)(30) of the Code. More than 50% of the equity ownership of Purchaser is held (directly or indirectly under Section 958 of the Code) by “United States Persons”.

ARTICLE 5

PRE-CLOSING COVENANTS OF THE PARTIES

5.1	Seller Pre-Closing Reorganization.

Notwithstanding anything to the contrary set forth herein, prior to Closing, Sellers shall, and shall cause Corporation and certain of its Affiliates to, take all steps necessary to effect and carry out the reorganization set forth in Schedule 5.1 of the Disclosure Letter (the “Seller Pre-Closing Reorganization”). Subject to Article 9

(including Section 9.2(iv)), no representation, warranty or covenant made by any Seller hereunder shall be deemed to be breached as a result of or in connection with the implementation of the Seller Pre-Closing Reorganization.

5.2	Purchaser Pre-Closing Reorganization.

(a)	Subject to the other terms of this Agreement, Sellers agree that, upon request by Purchaser, Sellers shall, and shall cause the LJVH Group Members to, use their commercially reasonable efforts to:

(i)	effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as Purchaser may reasonably request (each, a “Purchaser Pre-Closing Reorganization”); and

(ii)	cooperate with Purchaser and its advisors to determine the nature of any Purchaser Pre-Closing Reorganization that might be undertaken and the manner in which they may most effectively be undertaken.

(b)	Purchaser acknowledges and agrees that a Purchaser Pre-Closing Reorganization shall not (A) materially impede, delay or prevent consummation of the transactions contemplated hereby (including by giving rise to litigation by third parties), (B) unreasonably interfere with the ongoing operations of the LJVH Group Members, (C) prejudice or have adverse consequences for (after taking into account reimbursement under paragraph (e) below) Sellers or their, direct or indirect, equity holders, including in the event Closing does not occur, (D) prejudice or have adverse consequences for (after taking into account reimbursement under paragraph (e) below) any LJVH Group Member in the event Closing does not occur, (E) be considered in determining whether a representation, warranty or covenant of any of Sellers hereunder has been breached or (F) result in an unreimbursed material cost, expense or Tax for Sellers or any LJVH Group Member.

(c)	Purchaser shall provide written notice to Sellers of any proposed Purchaser Pre-Closing Reorganization at least twenty (20) days prior to the Closing Date. Upon receipt of such notice, Purchaser and Sellers shall work cooperatively and use commercially reasonable efforts to prepare, prior to the Closing Date, all documentation necessary and do such other acts and things as are necessary to give effect to any Purchaser Pre-Closing Reorganization.

(d)	The Parties shall seek to have any such Purchaser Pre-Closing Reorganization made effective as of the last moment of the day ending immediately prior to the Closing Date, or such other time as Purchaser reasonably requests (but, in any event, after the satisfaction of the condition in Section 6.2(d)).

(e)

If Closing does not occur other than by reason of a breach of this Agreement by Sellers or Agent, Purchaser will forthwith reimburse Sellers for all reasonable third-party out-of-pocket fees and expenses (including any professional fees, expenses and Taxes) incurred by Sellers and the LJVH Group Members in considering and effecting the Purchaser Pre-Closing Reorganization and shall be responsible for any reasonable out-of-pocket costs and Taxes of Sellers and the LJVH Group Members in reversing or unwinding any Purchaser Pre-Closing Reorganization that was effected prior to termination of this Agreement at Purchaser’s request (provided that such reversal or unwinding must occur in the most tax-efficient manner which is commercially reasonable under the circumstances). The obligation of Purchaser to reimburse Sellers for reasonable third-party out-of-pocket fees, expenses and Taxes and to be responsible for reasonable out-of-pocket costs and Taxes as set out in this Section 5.2(e) will be in addition to any other payment Purchaser may be obligated to make hereunder and, notwithstanding anything to the contrary herein, shall survive termination of this Agreement.

5.3	Conduct of Business Prior to Closing.

Except (i) as Purchaser otherwise agrees in writing, such agreement not to be unreasonably withheld, conditioned or delayed, (ii) as is otherwise expressly permitted or contemplated by this Agreement, including the Seller Pre-Closing Reorganization, or (iii) as is otherwise required by applicable Law, Sellers shall cause the LJVH Group Members, during the Interim Period, to:

(a)	conduct the Business only in, and not take any action except in, and maintain its properties and facilities in the Ordinary Course; and

(b)	not:

(i)	transfer, issue, grant, award, sell, pledge, lease, grant a license in, dispose of or encumber, or agree to issue, sell dispose of or encumber: (A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares or other securities in, the capital of any LJVH Group Member (other than pursuant to the exercise of Options currently outstanding) or (B) except in the Ordinary Course, any assets of any LJVH Group Member;

(ii)	amend, or propose to amend, organizational documents or by-laws;

(iii)	split, combine or reclassify shares of LJVH Group Members, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to shares of LJVH Group Members;

(iv)	redeem, purchase or agree or offer to redeem or purchase any shares or other securities or ownership interests in LJVH Group Members; or

(v)

amend the Option Plan, or adopt or amend any other bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee, other than amendments affecting only employees other than executives that are made in the Ordinary Course;

(vi)	other than in the Ordinary Course, repay any Indebtedness (except for Indebtedness that has been reserved against in the Financial Statements) or other indebtedness or amount payable, or otherwise transfer cash or cash equivalents between LJVH Group Members;

(vii)	incur or assume, other than in the Ordinary Course, any Indebtedness;

(viii)	make any loan, advance or capital contribution to, or investment in, or otherwise acquire the securities of, any other Person, or make any loan to any officer or director of any LJVH Group Member, other than Option Loans;

(ix)	waive, release, assign, settle or compromise (i) any Claim for over $250,000 or (ii) any legal action that is brought by any current, former or purported holder of any LJVH Group Member securities (in his, her or its capacity as such) that either requires any payment to such security holder by any LJVH Group Member or adversely affects in any material respect the ability of any LJVH Group Member to conduct the Business in the Ordinary Course;

(x)	make individual capital expenditures in excess of $500,000;

(xi)	make aggregate capital expenditures in any one four-week fiscal period (starting with the first four-week fiscal period beginning after the date hereof) as reported by Corporation in excess of $3,000,000;

(xii)	change any of its practices, policies, procedures or timing of the collection of accounts receivable or payment of accounts payable, billing of its customers, pricing and payment terms, cash collections, cash payments, or terms with vendors except in the Ordinary Course;

(xiii)	grant, issue or enter into any contract or agreement that would give rise to any interest in, right or entitlement in respect of the Corporation (or any LJVH Group Member that will be a predecessor of the Corporation at Closing) where such right or entitlement will be held by any Person that is a direct or indirect shareholder of the Corporation or a LJVH Group Member (other than the Corporation or a predecessor of the Corporation); and

(xiv)	authorize or enter into an agreement to do any of the foregoing;

(c)	use commercially reasonable efforts to maintain insurance on and in respect of the assets of LJVH Group Members in like kind to, and in amounts no less than the amounts of, insurance in respect of such assets in effect on the date hereof;

(d)	use commercially reasonable efforts to preserve intact the Business and the goodwill of LJVH Group Members, and to keep available the services of the officers and employees of LJVH Group Members;

(e)	not take any action that would render, or that would reasonably be expected to render, any representation or warranty made by Sellers, to be untrue in any material respect at any time prior to the Effective Time, other than representations and warranties that are qualified by materiality in which case Sellers shall cause the LJVH Group Members not to take any action that would render, or that would reasonably be expected to render, such representations and warranties untrue in any respect at any time prior to the Effective Time (except that any representation or warranty that speaks solely as of a specific date only needs not to be rendered or not to be reasonably expected to be rendered untrue as of that date) made by Sellers in this Agreement untrue at any time prior to the Effective Time;

(f)	promptly notify Purchaser of any change that could have a Material Adverse Effect;

(g)	not enter into any foreign exchange agreement that would have been listed in Schedule 1.1(kk)) of the Disclosure Letter if it had been entered into prior to the date of this Agreement;

(h)	not enter into any futures or other contract related to the purchase of coffee beans that would have been listed in Schedule 1.1(t) of the Disclosure Letter if it had been entered into prior to the date of this Agreement; and

(i)	not take any action to authorize, approve, implement, or in furtherance of the transactions contemplated in or otherwise create or execute any binding commitment or agreement under the nonbinding letter agreement dated September 13, 2010 and entered into between Pause-Café de l’Estrie Inc., Sylvain Bouffard, Automates Alouette Inc., Benoît Gaboriault, Alain Gaboriault and Van Houtte Group Inc.

5.4	Notice of Untrue Representation or Warranty.

Each Seller with respect to its own representations and warranties in Sections 3.1, 3.2 and 3.3, respectively, and Agent with respect to the representations and warranties in Section 3.4, shall promptly notify Purchaser, and Purchaser with respect to its representations and warranties in Article 4, shall promptly notify Agent, as the case may be, upon any representation or warranty made by such Party contained in this Agreement becoming materially untrue or incorrect during the Interim Period. Any such notification shall set out particulars of the materially untrue or incorrect representation or warranty and details of any actions being taken by each Seller, or Purchaser, as the case may be, to rectify that state of affairs.

5.5	Access.

During the Interim Period, Sellers shall cause the LJVH Group Members to afford to Purchaser and Parent and its legal, accounting and other representatives reasonable access during normal business hours (without undue interference to the ordinary conduct of the business of the LJVH Group Members) to the Business and their affairs and properties.

5.6	Confidentiality.

The terms of the letter agreement dated as of May 18, 2010 (the “Confidentiality Agreement”) between Corporation and Parent continues in full force and effect until Closing, at which time such Confidentiality Agreement and the obligations of Purchaser thereunder with respect to the disclosure and use of Confidential Information (as defined in the Confidentiality Agreement) shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) exclusively relating to the Business and the transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

5.7	Filings and Authorizations.

(a)

Each of Agent and Purchaser, as promptly as practicable (but in no event later than ten (10) days after the execution of this Agreement for all filings, will use (or in the case of Agent, cause Corporation to use) its commercially reasonable efforts, and in doing so will cooperate with each other, to make, or cause to be made, all filings (which, for greater certainty, in Canada, will include both pre-merger notification filings and an application for an Advance Ruling Certificate) with, give all notices to, and obtain all Authorizations from, Governmental Entities that are necessary for the lawful completion of the transactions contemplated by this Agreement and where the failure to do so would reasonably be expected to be material to the business and operations of the LJVH Group Members, taken as a whole. Purchaser will pay all filing fees incurred in connection with any such required Authorization, including Competition Act Approval and HSR Clearance. Notwithstanding anything to the contrary contained in this Section 5.7 or elsewhere in this Agreement, Purchaser: (A) shall not have any obligation to take any actions to obtain Competition Act Approval or HSR Clearance, including negotiating or effecting by consent agreement or order, hold separate arrangement or otherwise, the divestiture of businesses or assets or any form of behavioural remedy or commitment, where Parent determines in good faith that such actions would reasonably be expected to materially and adversely affect the business or interests of Purchaser, Parent and its Affiliates, taken as a whole post-Closing; and (B) shall not have any obligation to accept any undertakings or other terms and conditions to obtain ICA Approval, except such undertakings and terms and conditions as would reasonably be considered usual and customary for a transaction of such nature and scope as the transactions contemplated by this Agreement, it being acknowledged that undertakings which are not materially more onerous than those provided by Corporation to The Minister Responsible for the Investment Canada Act in July 2007 shall be deemed to be customary.

(b)	Purchaser will be primarily responsible for obtaining required Authorizations, including Competition Act Approval, HSR Clearance and ICA Approval, including, without limitation, (i) initiating all contacts with regulatory authorities, (ii) being provided with prompt notice of any communications to Sellers by regulatory authorities and participating in all communications with regulators. Agent and Purchaser will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 5.7, including providing each other with advanced copies and reasonable opportunity to comment on all notices and information supplied to or filed with any Governmental Entity (including notices and information which Agent or Purchaser, in each case acting reasonably, consider to be highly confidential and sensitive, which notices and information shall be provided to counsel to the other Party on an outside counsel only basis), and all notices and correspondences received from any Governmental Entity. Agent and Purchaser shall keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entities and each Party shall comply promptly with such inquiry or request. Neither Purchaser nor Agent shall independently participate in any meeting, negotiation or material discussion with any Governmental Entity in respect of any such filings, inquiries, or requests, without giving the other prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

5.8	Financing Capacity.

Purchaser and Parent shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses (the “Financing”) on the terms and conditions described in Exhibit 5.8 (the “Financing Terms”); provided, however, that Parent and Purchaser may amend, modify, supplement, restate or replace the Financing Terms, in whole or in part, if such amendment, modification, supplement, restatement or replacement (x) does not reduce the aggregate amount of the Financing, (y) does not impose in any material respect new or additional conditions or otherwise expand materially on the conditions to the Financing or (z) is not reasonably expected to materially hinder or delay Closing. In the event any portion of the Financing becomes unavailable on the Financing Terms for any reason whatsoever, as promptly as practicable following the occurrence of such event, Purchaser and Parent shall arrange to obtain alternative financing from alternative sources (i) on terms and conditions no less favorable to Parent or Purchaser than the Financing Terms (including as to economic terms, flex provisions and funding conditions) in an amount sufficient to replace the financing contemplated by such unavailable financing commitments and (ii) that would not materially hinder or delay Purchaser’s ability to consummate the transactions contemplated by this Agreement in a timely manner, but in no event later than December 31, 2010 (the “Alternate Financing”). Parent or Purchaser shall give Agent prompt notice of any change in the Financing

Terms or any indication that the Financing or Alternate Financing may not be available to Purchaser. Parent and Purchaser shall keep Agent informed on a reasonably current basis in reasonable detail of the status of their efforts to arrange the Financing or Alternate Financing, as applicable; provided that Parent and Purchaser shall be under no obligation to disclose any information that is subject to attorney client or similar privilege. Notwithstanding the foregoing, compliance by Parent and Purchaser with this Section 5.8 shall not relieve Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing or the Alternate Financing is available, and shall not in any way limit Sellers’ recourse under Section 6.6 in the event that Closing does not occur if the Financing or the Alternate Financing is not available.

5.9	Cooperation in Securing Financing

During the Interim Period, upon request of Purchaser or Parent, acting reasonably, each Seller shall, and shall cause the LJVH Group Members to, use commercially reasonable efforts to cooperate in connection with the arrangement and obtaining of the Financing or the Alternate Financing by Purchaser and/or Parent, including (i) providing to Purchaser or Parent from time to time information regarding the LJVH Group Members reasonably requested by the lenders providing the Financing or the Alternate Financing, (ii) participating in a reasonable number of meetings and due diligence sessions in connection with the Financing or the Alternate Financing and (iii) as promptly as practical after Parent’s request, furnishing Parent and its financing sources all information and disclosures reasonably requested by Parent to assist with preparation of customary marketing documents. Sellers shall ensure that the LJVH Group Members consent to the use of their logos in connection with the Financing or Alternate Financing. Purchaser shall, promptly upon written request by the LJVH Group Members, reimburse the LJVH Group Members for all out-of-pocket costs incurred by the LJVH Group Members in connection with any actions taken pursuant to this Section 5.9 if Closing does not occur.

5.10	Exclusive Dealing; No Transfer or Encumbrance.

(a)

From and after the date of this Agreement and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Sections 6.3 or 6.5, as applicable, Sellers shall not, and shall cause their respective Affiliates (including parent entities) as well as the LJVH Group Members and the officers and directors of the LJVH Group Members and any Persons acting on behalf of the LJVH Group Members, Sellers or their Affiliates (including parent entities), not to, directly or indirectly, encourage, solicit, submit for board or other similar management group consideration or approval, consider, engage in discussions or negotiations with, or provide any information to, any Person or group (other than Purchaser or its representatives) concerning any (i) merger, consolidation or similar transaction, (ii) sale, lease or other substantial disposition of assets, or (iii) issuance, sale or other disposition of shares in the capital of Corporation, LJVH Group Member Securities or other securities (or options, rights or warrants to purchase, or securities convertible into, such securities), in the case of each of (i), (ii) and (iii) involving any LJVH Group Member. Sellers shall promptly (in any case within 24 hours) notify Purchaser of any inquiries or communications concerning any such transaction which any of them may receive or of which they may become aware, including the principal terms thereof.

(b)	Other than in accordance with the terms of this Agreement, without the prior written consent of Purchaser, Sellers agree to not, and agree that their Affiliates (including parent entities) shall not, directly or indirectly, sell, pledge, assign, transfer, encumber or otherwise dispose of (including by merger, consolidation or otherwise by operation of law), or enter into any contract, options or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (including by merger, consolidation or otherwise by operation of law) any share or other securities of any LJVH Group Member.

5.11	Financial Statements.

During the Interim Period, within twenty (20) days after the end of each fiscal period, Sellers shall cause Corporation to provide Purchaser with copies of Corporation’s consolidated interim financial statements, which shall be in the same form as made available to Purchaser or Parent prior to the date hereof with respect to prior fiscal periods. Such interim financial statements (including, if applicable, the notes thereto, if any) shall (a) be in accordance with the Books and Records and (b) be prepared in accordance with Canadian GAAP, except as may be noted in reasonable detail therein.

5.12	Waiver and Release.

(a)	From and after Closing, each Seller who is not a current or former employee, director or officer of a LJVH Group Member hereby releases and forever discharges the LJVH Group Members and their respective directors, officers, shareholders, employees, agents, representatives, subsidiaries, Affiliates, successors and assigns of and from any and all claims, demands, actions, causes of action, liabilities, damages, expenses and suits of every kind, character and description, known or unknown, at law or in equity, which such Seller may have had at any time heretofore, may have now or may have at any time hereafter, arising from, relating to, resulting from or in any manner incidental to any and every matter, thing or event whatsoever occurring or failing to occur at any time in the past up to and including the date of this Agreement and, by receipt of the consideration to be received by such Seller at Closing, up to and including Closing, including matters relating to (i) the LJVH Group Members or (ii) the share capital of Corporation, the Purchased Shares, the LJVH Group Member Securities or any other ownership interest in any LJVH Group Member.

(b)

From and after Closing, each Seller who is a current or former employee, director or officer of a LJVH Group Member hereby releases and forever discharges the LJVH Group Members and their respective directors, officers, shareholders, employees, agents, representatives, subsidiaries, Affiliates, successors and assigns of and from any and all claims, demands, actions, causes of action, liabilities, damages, expenses and suits of every kind, character and description, known or unknown, at law or in equity, which such Seller may have had at any time heretofore, may have now or may have at any time hereafter, arising from, relating to, resulting from or in any manner incidental to any and every matter, thing or event whatsoever occurring or failing to occur at any time in the past up to and including the date of this Agreement and, by receipt of the consideration to be received by such Seller at Closing, up to and including Closing, exclusively with respect to matters relating to, resulting from or in any manner incidental to the Purchased Shares or the Options.

5.13	Other Covenants.

(a)	Sellers shall cause each of Van Houtte L.P. and Van Houtte Coffee Services L.P. to request and obtain from the Canada Revenue Agency consent to change its fiscal year end so that its current fiscal year ends immediately prior to Closing and to implement such changes.

(b)	At the request of Purchaser, prior to Closing, Sellers shall cause the intercompany account between Van Houtte Group Inc. (or any successor thereto) and Van Houtte L.P. to be settled in such manner as directed by Purchaser acting reasonably, such that immediately prior to Closing there shall be no amount outstanding between Van Houtte Group Inc. (or any successor thereto) and Van Houtte L.P., provided that the proposed manner of settlement shall not prejudice the Sellers or the LJVH Group Members.

ARTICLE 6

CONDITIONS OF CLOSING

6.1	Conditions of Closing.

Purchaser on the one hand, and Sellers on the other hand, shall use commercially reasonable efforts, subject to Section 5.7, to procure the satisfaction of the conditions set out in Sections 6.2 and 6.4, respectively.

6.2	Conditions for the Benefit of Purchaser.

The purchase and sale of the Purchased Shares is subject to the following conditions to be fulfilled or performed prior to Closing, which conditions are for the exclusive benefit of Purchaser and may be waived, in whole or in part, by Purchaser in its sole discretion:

(a)	Truth of Representations and Warranties and Performance of Covenants. Each of:

(i)	The representations and warranties of Sellers contained in this Agreement must be true and correct in all material respects as of the

Closing Date with the same force and effect as if such representations and warranties were made on and as of such date, provided that:

(A)	subject to Section 6.2(a)(i)(C), if a representation and warranty of the Sellers is qualified by materiality, it must be true and correct in all respects after giving effect to such qualification;

(B)	the representations and warranties in Sections 3.1(e), 3.2(e), 3.3(d) (each, Title to Purchased Shares), 3.4(t) (Title to LJVH Group Member Securities) and 3.4(r) (Authorized and Issued Capital) shall be true and correct in all respects, except for de minimis inaccuracies;

(C)	the representations and warranties in Sections 3.4(n) (Litigation) and 3.4(w)(Taxes) do not need to be true in all material respects (to the extent not qualified by materiality) and in all respects (to the extent qualified by materiality) as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date, provided that Agent agrees in writing that Agent shall pay to Purchaser the amount of such Damages at or prior to Closing resulting from any such inaccuracies, which payment shall not affect Sellers’ obligations under Article 9; and

(D)	to the extent that a representation and warranty speaks only as of a specific date, it only needs to be true and correct as of that date; and

(ii)	the covenants contained in this Agreement to be performed by Sellers and Agent on or prior to the Closing Date shall have been performed in all material respects, and Purchaser shall have received a certificate from Agent, on behalf of Sellers, with respect to the representations and warranties in Section 3.4 and the covenants set forth in Article 5 with respect to Agent, Sellers and LJVH Group Members, confirming the foregoing, in form and substance reasonably satisfactory to Purchaser (the “Agent’s Closing Certificate”). Upon delivery of the Agent’s Closing Certificate, the representations and warranties of Sellers in Section 3.4 shall be deemed to be made on and as of the Closing Date and as though the Closing Date was substituted for the date hereof.

(b)	Deliveries. At or prior to Closing, Agent shall deliver or cause to be delivered to Purchaser the following in form and substance satisfactory to Purchaser, acting reasonably:

(i)	certificates representing the Purchased Shares duly endorsed in blank for transfer by the holders of records;

(ii)	certified copies of (i) the charter documents and by-laws of Sellers, as applicable, and LJVH Group Members (ii) all required resolutions of the shareholders and the board of directors of Sellers, as applicable, approving the entering into and completion of the transactions contemplated by this Agreement, and (iii) the resolution of the board of directors of Corporation authorizing the transfer of the Purchased Shares;

(iii)	a certificate of status, compliance, good standing or like certificate with respect to Sellers, as applicable, and LJVH Group Members issued by appropriate government officials of their respective jurisdictions of incorporation;

(iv)	executed resignations effective on or before Closing of each director of a LJVH Group Member unless otherwise specified in writing by Purchaser; and

(v)	the Escrow Agreement duly executed by Agent.

(c)	No Legal Action. No enforceable order enjoining, restricting or prohibiting any of the transactions contemplated by this Agreement shall have been rendered by any Governmental Entity.

(d)	Regulatory Approval. Competition Act Approval, ICA Approval and HSR Clearance shall have each been obtained.

(e)	Termination of Certain Agreements. The LJ Services Agreement shall have been terminated effective on or prior to the Closing Date and there shall be no liabilities or obligations to be performed or satisfied under the LJ Services Agreement by any LJVH Group Member as of Closing.

(f)	No Material Adverse Effect. Between the date of this Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect.

6.3	Termination by Purchaser.

Purchaser may terminate this Agreement by notice in writing to Agent:

(a)

if any representation and warranty of a Seller herein fails to be true and correct such that the condition set forth in Section 6.2(a)(i) would not be satisfied or any Seller breaches, or fails to comply with, his, her or its covenants or obligations herein such that the condition set forth in Section 6.2(a)(ii) would not be satisfied, and, in each case, such failure or breach either cannot be cured or continues uncured for ten (10) Business Days (or until the Termination Date if shorter) after the date on which Purchaser provides Agent with written notice of such failure or breach, except if such Seller can reasonably expect to cure such failure or breach prior to the Termination Date (and such Seller confirms in writing to Purchaser that such Seller is continuing to exercise reasonable best efforts to cause such failure or breach to be cured), Purchaser may not terminate this

Agreement on account of such failure or breach prior to the Termination Date (and then, Purchaser may only terminate this Agreement to the extent that such failure or breach is not cured on the Termination Date);

(b)	upon the earlier of (x) the date a Final Decision is rendered and (y) the Termination Date, if the condition set forth in Section 6.2(d) is not met on or prior to such date; provided, however, that if no Final Decision has been rendered on or prior to the Termination Date and the condition set forth in Section 6.2(d) is not met on or prior to such date, the Termination Date shall be automatically extended to March 31, 2011. If Competition Act Approval and HSR Clearance have not each been obtained on or prior to March 31, 2011 (or, as regards Competition Act Approval, has not been waived by Purchaser), then Purchaser shall be entitled to terminate this Agreement pursuant to this Section 6.3(b). If Purchaser terminates this Agreement pursuant to this Section 6.3(b), Parent shall pay to Agent the Termination Fee within two (2) Business Days following such termination, by way of wire transfer of immediately available funds to an account designated by Agent one (1) Business Day after Agent has received written notice that Purchaser has terminated this Agreement in accordance with this Section 6.3(b), and, in such circumstances, payment of the Termination Fee shall be the exclusive remedy of Sellers with respect to the termination of this Agreement pursuant this Section 6.3(b);

(c)	if any of the conditions set forth in Section 6.2 (other than those covered in Sections 6.3(a) and 6.3(b)) have not been fulfilled in all material respects or waived on or prior to the Termination Date, except if Agent can reasonably expect to cause a Material Adverse Effect which occurs to no longer constitute a Material Adverse Effect prior to the Termination Date (and Agent and Sellers confirm in writing to Purchaser that Agent and Sellers are continuing to exercise reasonable best efforts to cause such Material Adverse Effect to no longer constitute a Material Adverse Effect), Purchaser may not terminate this Agreement on account of such Material Adverse Effect prior to the Termination Date (and then, Purchaser may only terminate this Agreement to the extent that such fact, circumstance or condition still constitutes a Material Adverse Effect on the Termination Date);

(d)	if Closing has not occurred on or prior to the Termination Date and all of the conditions set forth in Section 6.2 have been satisfied (other than those conditions which by their nature are to be satisfied by actions taken at Closing) or waived on or before the Termination Date; or

(e)	by the mutual written consent of Agent, on the one hand, or Purchaser or Parent, on the other hand;

in each case, (other than as contemplated in (d) above) provided, however, that Purchaser shall not be entitled to terminate this Agreement if the failure or impossibility of satisfaction of the condition was as a result of a breach by Purchaser or Parent of any of their obligations under this Agreement.

Upon termination of this Agreement by Purchaser pursuant to this Section 6.3 and subject to, if applicable, the payment of the Termination Fee or the Reverse Termination Fee, Purchaser shall be released from all of its obligations under this Agreement save and except for its obligations under, and the provisions of, Article 9 and Sections 4.1(h), 5.2(e), 10.3, 10.5 and 10.15.

If Purchaser waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part. Purchaser’s right of termination under this Article 6 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Except as otherwise provided herein, nothing in Article 6 shall limit or affect any other rights or causes of action Purchaser may have with respect to the representations, warranties and covenants in its favour contained in this Agreement.

6.4	Conditions for the Benefit of Sellers.

The purchase and sale of the Purchased Shares is subject to the following conditions to be fulfilled or performed prior to Closing, which conditions are for the exclusive benefit of Sellers and may be waived, in whole or in part, by Agent, in its sole discretion:

(a)	Truth of Representations and Warranties and Performance of Covenants. Each of:

(i)	the representations and warranties of Purchaser contained in this Agreement must be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date, provided that if a representation and warranty is qualified by materiality, it must be true and correct in all respects after giving effect to such qualification. To the extent that a representation and warranty speaks only as of a specific date, it only needs to be true and correct as of that date; and

(ii)	the covenants contained in this Agreement to be performed by Purchaser on or prior to the Closing Date shall have been performed in all material respects,

and Sellers shall have received a certificate confirming the foregoing, signed by a senior officer or director of Purchaser, in form and substance reasonably satisfactory to Sellers (the “Purchaser’s Closing Certificate”). Upon delivery of Purchaser’s Closing Certificate, the representations and warranties of Purchaser shall be deemed to be made on and as of the Closing Date and as though Closing Date was substituted for the date hereof.

(b)	Deliveries. At or prior to Closing, Purchaser shall deliver or cause to be delivered to Sellers the following in form and substance satisfactory to Sellers, acting reasonably:

(i)	the Escrow Agreement duly executed by Purchaser;

(ii)	certified copies of (i) the charter documents and by-laws of Purchaser, (ii) all required resolutions of the shareholders and the board of directors of Parent and Purchaser approving the entering into and completion of the transactions contemplated by this Agreement;

(iii)	a certificate of status, compliance, good standing or like certificate with respect to Parent and Purchaser issued by appropriate government officials of its jurisdiction of incorporation; and

(iv)	the Purchase Price payable at Closing in the manner set forth in Section 2.2.

(c)	No Legal Action. No enforceable order enjoining, restricting or prohibiting any of the transactions contemplated by this Agreement shall have been rendered by any Governmental Entity.

(d)	Regulatory Approval. ICA Approval and HSR Clearance shall have each been obtained, and the waiting period under Section 123 of the Competition Act has expired, been terminated or waived in accordance with the Competition Act.

6.5	Termination by Agent.

Agent may terminate this Agreement by notice in writing to Purchaser:

(a)	if any representation and warranty of Purchaser or Parent herein fails to be true and correct such that the condition set forth in Section 6.4(a)(i) would not be satisfied or any of Purchaser or Parent breaches, or fails to comply with its covenants and obligations herein such that the condition set forth in Section 6.4(a)(ii) would not be satisfied, and, in each case, such failure or breach either cannot be cured or continues uncured for ten (10) Business Days (or until the Termination Date if shorter) after the date on which Agent provides Parent with written notice of such failure or breach, except if Purchaser or Parent can reasonably expect to cure such failure or breach prior to the Termination Date (and Purchaser or Parent confirms in writing to Agent that Purchaser and Parent are continuing to exercise reasonable best efforts to cause such failure or breach to be cured), Agent may not terminate this Agreement on account of such failure or breach prior to the Termination Date (and then, Agent may only terminate this Agreement to the extent that such failure or breach is not cured on the Termination Date);

(b)

upon the earlier of (x) the date a Final Decision is rendered and (y) the Termination Date, if Competition Act Approval, ICA Approval and HSR Clearance have not each been obtained on or prior to such date; provided, however, that if no Final Decision has been rendered on or prior to the Termination Date and Competition Act Approval, ICA Approval and HSR Clearance have not each been obtained on or prior to such date, the Termination

Date shall be automatically extended to March 31, 2011. If Competition Act Approval and HSR Clearance have not each been obtained on or prior to March 31, 2011, then Agent shall be entitled to terminate this Agreement pursuant to this Section 6.5(b). If Agent terminates this Agreement pursuant to this Section 6.5(b), Parent shall pay to Sellers the Termination Fee within two (2) Business Days following such termination, by way of wire transfer of immediately available funds to an account designated by Agent one (1) Business Day after Agent has terminated this Agreement in accordance with this Section 6.5(b), and, in such circumstances, payment of the Termination Fee shall be the exclusive remedy of Sellers with respect to a termination of this Agreement pursuant this Section 6.5(b);

(c)	if any of the conditions set forth in Section 6.4 (other than those covered in Section 6.5(a)) have not been fulfilled in all material respects or waived on or prior to the Termination Date;

(d)	if Closing has not occurred on or prior to the Termination Date and all of the conditions set forth in Section 6.2 have been satisfied (other than those conditions which by their nature are to be satisfied by actions taken at Closing) or waived on or prior to the Termination Date, provided that, with respect to Section 6.2(f), such condition shall only be deemed to not have been satisfied if the occurrence of the Material Adverse Effect gives Purchaser the right to terminate this Agreement pursuant to Section 6.3(c); or

(e)	by the mutual written consent of Agent, on the one hand, or Purchaser or Parent, on the other hand,

in each case, provided, however, that Agent shall not be entitled to terminate this Agreement if the failure or impossibility of satisfaction of the condition was as a result of the breach by Sellers of any of their obligations under this Agreement.

Upon termination of this Agreement by Agent pursuant to this Section 6.5, Sellers shall be released from all of their obligations under this Agreement save and except for (i) their obligations under, and the provisions of, Article 9 and Sections 3.1(g), 3.2(f), 3.3(f), 10.3, 10.5 and 10.15 and (ii) Damages in respect of breaches under this Agreement on or prior to the Termination Date, which, in each case, shall survive any termination of this Agreement.

If Agent waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part. Agent’s right of termination under this Article 6 is in addition to any other rights it or Sellers may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Except as otherwise provided herein, nothing in Article 6 shall limit or affect any other rights or causes of action Sellers may have with respect to the representations, warranties and covenants in its favour contained in this Agreement.

6.6	Reverse Termination Fee.

In the event that:

(a)	Agent terminates this Agreement pursuant to Section 6.5(a);

(b)	Agent terminates this Agreement pursuant to Section 6.5(d); or

(c)	Purchaser terminates this Agreement pursuant to Section 6.3(d),

then, Parent or Purchaser shall pay to Sellers $91,500,000 (the “Reverse Termination Fee”) within two (2) Business Days following such termination, by way of wire transfer of immediately available funds to an account designated by Agent one (1) Business Day after (i) Agent has delivered written notice to Purchaser that Agent has terminated this Agreement in accordance with this Section 6.6 or (ii) Agent has received written notice that Purchaser has terminated this Agreement in accordance with this Section 6.6, and, in such circumstance, without modifying or qualifying in any way Section 9.11 or implying any intent contrary to Section 9.11, such payment of the Reverse Termination Fee shall be the sole and exclusive remedy of Sellers with respect to any termination of this Agreement.

ARTICLE 7

CLOSING

7.1	Date, Time and Place of Closing.

The completion of the transactions of purchase and sale contemplated by this Agreement shall take place at the offices of Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 40th Floor, Montreal, Quebec, Canada, H3B 3V2, at the Effective Time on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between Agent and Purchaser.

ARTICLE 8

POST-CLOSING COVENANTS

8.1	Books and Records.

For a period of six (6) years from Closing, Purchaser shall maintain and make available to Sellers the Books and Records (or, if practicable, the relevant points thereof) for inspection and copying (at Sellers’ expense, provided that there shall be no mark-up of Purchaser’s actual cost). If it is not practicable to make available only the relevant parts of such Books and Records, Sellers shall furnish such undertaking as to confidentiality as Purchaser may reasonably require prior to receiving access to such Books and Records.

8.2	Further Assurances.

Each of the Sellers and the Agent, on the one hand, and Purchaser and Parent, on the other hand, upon the request of the other, whether at or after Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further conveyances, transfers, assignments, recordals and other assurances as may be reasonably required to effectively transfer the Purchased Shares to Purchaser and carry out the intent of this Agreement.

8.3	Tax Matters.

(a)	Amended Tax Returns. Notwithstanding anything to the contrary in this Agreement, none of Purchaser or the LJVH Group Members shall file any amended Tax return relating to any of the LJVH Group Members (or otherwise change such Tax returns) or make an election with respect to taxable periods ending on or prior to the Closing Date relating to any of the LJVH Group Members without a written consent of Agent, unless required to do so by Law. Notwithstanding the foregoing, Sellers and Purchaser agree, that Purchaser, in its sole discretion, may cause each and any LJVH Group Member to make an election pursuant to subsection 256(9) of the ITA in respect of its taxation year ending on the acquisition of control of the Corporation by Purchaser.

(b)

Refunds. Any refunds of the Taxes (or credit for overpayment of Taxes) (other than refunds or credits (i) attributable to carrybacks from Post-Closing Tax Periods required by applicable Law or (ii) taken into account in reducing sales Taxes in the determination of the Closing Tax Amount) of the LJVH Group Members including any interest actually received (or credited) with respect thereto from the applicable taxing authorities for any Pre-Closing Tax Period (including without limitation, refunds arising from amended returns filed after the Closing Date) but excluding any amounts taken into account in calculating the Closing Tax Adjustment shall be for the account of Sellers and, if received (or credited except where the refund is credited or otherwise set-off against Taxes of the same nature that would otherwise constitute Indemnifiable Taxes) by Purchaser or any of the LJVH Group Members shall be paid, net of any Tax costs incurred or accrued on account of the receipt of such refund by the LJVH Group Members (including, for the avoidance of doubt, net of Tax costs incurred or accrued as a result of a correlative or similar adjustment relating to such refund or credit) and any out-of-pocket costs incurred in connection with such receipt, to Agent (on behalf of Sellers) within ten (10) calendar days after Purchaser or any of the LJVH Group Members receives such refund (or is credited with such over payment). Purchaser may not elect (or cause the LJVH Group Members to elect) to carry back losses from a Post-closing Tax Period to a Pre-Closing Tax Period. Any refunds or credits of Taxes of the LJVH Group Members for any Straddle Period shall be apportioned between Sellers and Purchaser based upon the principles set forth in Section 8.3(e), which generally include a hypothetical closing of the taxable year on such Closing Date with the Closing Date being included in the pre-Closing portion of such Straddle Period (except to the extent of any extraordinary actions taken by Purchaser after Closing on the Closing Date); provided, however, real and personal property Taxes (which are not based on income) shall be determined by reference to the relative number of days in the pre-Closing and post-Closing portions of such Straddle Period. At the request of Agent, Purchaser shall use commercially reasonable efforts to cause the LJVH Group Members to pursue claims for refunds for Pre-Closing Tax Periods provided such efforts shall be consistent with past practices of the LJVH Group Members and provided such efforts, in the opinion of Purchaser acting reasonably, would not prejudice or have adverse consequences for Purchaser, Parent or any LJVH Group Member.

(c)	Section 338 Election. Purchaser shall not make an election pursuant to Section 338(g) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or a similar election under any foreign, state or local laws, with respect to the purchase of Corporation or any LJVH Group Members.

(d)	Transfer Taxes. Purchaser shall be responsible, indemnify and hold Sellers harmless for all transfer, documentation, sales, use, stamp, registration, and similar Taxes incurred in connection with this Agreement or any transaction contemplated hereby. Purchaser shall also be responsible for the preparation and filing of Tax Returns (including any documentation) with respect to such Taxes.

(e)	Straddle Periods. In the case of any Straddle Period, the amount of Taxes of LJVH Group Members based upon, or measured by, net income or gain, or that are triggered by the occurrence of activities or events for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the end of the Closing Date (and for such purpose, the taxable period of any partnership or other pass through entity in which any LJVH Group Member holds a beneficial interest will be deemed to terminate at such time), provided that exemptions, allowances or deductions that are calculated on an annual or periodic basis (such as deductions for depreciation and real estate Taxes) will be apportioned between such two (2) taxable years or periods on a daily basis. The amount of Taxes (other than Taxes of LJVH Group Members based upon, or measured by, net income or gain) for a Straddle Period which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(f)	Cooperation Regarding Tax Matters. Agent and Purchaser shall cooperate fully, as and to the extent reasonably requested (including, for the avoidance of doubt, by providing, causing to be provided or inquiring of third parties for, such records or information as is reasonably requested) by one another, in connection with the preparation and filing of any Tax Returns, and any audit, litigation or other proceedings with respect to such Tax Returns, relating to LJVH Group Members. The party requesting such cooperation shall pay the reasonable out-of-pocket expenses of the cooperating parties.

(g)

Closing. If Closing does not occur on or prior to December 31, 2010, then Purchaser shall not, and shall cause the LJVH Group Members not to, take any action that would result in a sale, transfer, distribution, restructuring or disposition (whether actual or deemed) of any of the assets of any LJVH Group Member, or that would generate earnings and profits (for US federal income tax purposes) for any of the LJVH Group Members, during the taxable year (for US federal income tax purposes), assuming the accuracy of the representation in Section 3.4(w)(xxii), of Corporation that includes the Closing Date, except in all cases with respect to an amalgamation of Purchaser or an Affiliate of Purchaser with Corporation as described in Section 8.4(a) below, except in all cases for the operation of the Business in the Ordinary Course and except as required pursuant to any contract, obligation or other agreement entered into by Sellers or any LJVH Group Member prior to Closing.

8.4	Bump Covenants and Representation.

(a)	Each Seller acknowledges (without liability resulting therefrom except as may arise as a result of a breach of covenants set forth in this Agreement) that the intention of Purchaser, following Closing, is to amalgamate Purchaser or an Affiliate of Purchaser with Corporation in the manner described in subsection 87(11) of the ITA (the amalgamated corporation being referred to in this Section 8.4 as “Amalco”), and then to make designations pursuant to paragraph 88(1)(d) of the ITA in respect of the issued and outstanding shares of any directly held corporate subsidiaries and the limited partnership interests in each of Van Houtte Coffee Services LP and Van Houtte LP owned by Amalco at such time such that the cost to Amalco of such property will be determined in accordance with paragraph 88(1)(c) of the ITA including an addition to the cost determined under paragraph 88(1)(d) of the ITA.

(b)	Each of FSTQ, Luxco and Littlejohn Fund III, L.P. (each, a “Key Shareholder”) covenants that it will not, and will ensure that each Person who is related (within the meaning and as used for the purposes of the ITA) to such Key Shareholder or who is an Affiliate of such Key Shareholder (a “Related Person”), other than, in respect of FSTQ, an FSTQ Portfolio Corporation, will not, own during the period beginning immediately after Closing and ending twenty-four (24) months thereafter (the, “Prohibited Period”):

(i)	any share or debt of Purchaser (or any successor thereto including Amalco) or Parent;

(ii)	any right to, or interest in, or option in respect of any property described directly above; or

(iii)	any property that is a Prohibited Property where such Key Shareholder or Related Person, as the case may be, had knowledge that such property was a Prohibited Property at the time the property was acquired by such Key Shareholder or Related Party, as the case may be, other than:

(iv)	any property that was acquired by such Key Shareholder or a Related Party in respect of such Key Shareholder, as the case may be, prior to the time at which such Key Shareholder had knowledge of the specific transaction contemplated by this Agreement; and

(v)	with respect to FSTQ, any securities, rights, interest or property described in (i) to (iii) above that are acquired by an external asset or fund manager on behalf of FSTQ, where such external manager has discretionary authority in respect of the assets of FSTQ that it manages and is not, in any circumstances, subject to any control or direction by FSTQ (other than broad investment guidelines established by FSTQ in connection with the engagement of the manager).

(c)	Each Key Shareholder covenants that it will use reasonable efforts to ensure that each Person with whom such Key Shareholder does not deal at arm’s length (within the meaning of the ITA) and including, in respect of FSTQ, an FSTQ Controlled Portfolio Corporation (a “Restricted Person”), other than a Related Person to which Section 8.4(b) above applies or in respect of FSTQ, an FSTQ Non-Controlled Portfolio Corporation, will not own, during the Prohibited Period:

(i)	any share or debt of Purchaser (or any successor thereto including Amalco) or Parent;

(ii)	any right to, or interest in, or option in respect of any property described directly above; or

(iii)	any property that is a Prohibited Property where such Restricted Person had knowledge that such property was a Prohibited Property at the time the property was acquired by such Restricted Person;

other than:

(iv)	any property that was acquired by a Restricted Person in respect of such Key Shareholder prior to the time at which such Key Shareholder had knowledge of the specific transaction contemplated in this Agreement.

(d)	Each Key Shareholder represents and warrants that it has not directed or influenced, and covenants that it will not, during the Prohibited Period, direct or influence, the acquisition by any corporation that meets the description in clause 88(1)(c)(vi)(B)of the ITA (other than a Related Person of such Key Shareholder to which Section 8.4(b) applies or a Restricted Person in respect of such Key Shareholder to which Section 8.4(c) applies) of:

(i)	any share or debt of Purchaser (or any successor thereto including Amalco) or Parent;

(ii)	any right to, or interest in, or option in respect of any property described directly above; or

(iii)	any property that is a Prohibited Property, where such Key Shareholder had knowledge that such property was a Prohibited Property at the time the direction was made or the influence was exercised, as the case may be;

other than

(iv)	any property that was acquired by such corporation prior to the time at which such Key Shareholder had knowledge of the specific transaction contemplated by this Agreement.

(e)	FSTQ represents and warrants that it has not directed or influenced, and covenants that it will not, during the Prohibited Period, direct or influence, the acquisition by any FSTQ Non-Controlled Portfolio Corporation of:

(i)	any share or debt of Purchaser (or any successor thereto including Amalco) or Parent;

(ii)	any right to, or interest in, or option in respect of any property described directly above; or

(iii)	any property that is a Prohibited Property, where FSTQ had knowledge that such property was a Prohibited Property at the time the direction was made or the influence was exercised, as the case may be;

other than

(iv)	any property that was acquired by such corporation prior to the time at which FSTQ had knowledge of the specific transaction contemplated by this Agreement.

(f)	Sellers represent and warrant to and in favour of the Purchaser and acknowledge that Purchaser is relying upon such representation and warranty in connection with the entering into of this Agreement that the Management Sellers (excluding Jean-Yves Monette and Pierre Brodeur), either individually or collectively, do not own, directly or indirectly, and at no time since July 19, 2007 have owned, directly or indirectly, ten percent (10%) or more of the issued shares of any class or series of the capital stock of the Corporation (or any predecessor corporation to the Corporation) on a basic or fully diluted basis.

(g)	For the purposes of this Section 8.4(g), the provisions of subparagraph 88(1)(c.2)(ii) of the ITA shall apply to any partnership or trust.

8.5	Tail Insurance.

For a period of six (6) years from and after the Closing Date, Purchaser shall, at its cost, cause to be maintained (either directly or via run off insurance or insurance provided by an alternate provider) the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Corporation and the LJVH Group Members with respect to claims arising from facts or events that occurred on or before the Closing Date.

8.6	Confidentiality.

(a)	Each Seller acknowledges that the success of the LJVH Group Members after Closing depends upon the continued preservation of the confidentiality of certain information possessed by such Seller, that the preservation of the confidentiality of such information by such Seller is an essential premise of the bargain between Sellers and Purchaser, and that Purchaser would be unwilling to enter into this Agreement in the absence of this Section 8.6. Accordingly, each Seller hereby agrees with Purchaser that such Seller and its representatives will not, and that such Seller will cause its Affiliates not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of Purchaser, disclose or use, any confidential or proprietary information involving or relating to the Business; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); and provided, further, that the provisions of this Section 8.6 will not prohibit any retention of copies of records or disclosure (i) required by any applicable Law so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated by this Agreement. Each Seller agrees that such Seller will be responsible for any breach or violation of the provisions of this Section 8.6 by any of such Seller’s representatives.

(b)	At or prior to Closing, Sellers and their Affiliates (other than the LJVH Group Members) will assign to a LJVH Group Member satisfactory to Purchaser any rights which such Person may have under any confidentiality agreement (or similar Contract) relating in whole or in part to the LJVH Group Members in connection with the auction process resulting in the transactions contemplated by this Agreement.

8.7	Non-Solicitation.

For a period of two (2) years following the Closing Date, each Seller will not, and will cause its Affiliates not to, directly or indirectly recruit, offer employment to, employ, engage as a consultant, lure or entice away, or in any other manner persuade or attempt to persuade, any Person who is an employee of a LJVH Group Member or who was an employee of a LJVH Group Member as of the date of this Agreement to leave the employ of such LJVH Group Member.

8.8	Bonus Payments.

After Closing, Purchaser shall cause the LJVH Members to pay the Accrued Bonuses in accordance with the terms and conditions of the Benefit Plans applicable to such Accrued Bonuses, provided that in the event that Purchaser does not cause the payment of all of such Accrued Bonuses on or before June 30, 2011, then Purchaser shall pay to Agent an amount equal to any such Accrued Bonuses that have not been paid on or before June 30, 2011.

ARTICLE 9

INDEMNIFICATION

9.1	Survival of Representations and Warranties.

The representations and warranties contained in this Agreement and the certificates delivered pursuant to Section 6.2(a) and Section 6.4(a) shall survive Closing and continue in full force and effect for a period of twenty-four (24) months after the Closing Date, provided, however, that the Fundamental Representations and the representations and warranties set forth in Section 3.4(w) (Tax Matters) shall survive Closing and continue in full force and effect until the date that is four (4) years and six (6) months after the Closing Date.

9.2	Indemnification in favour of Purchaser Indemnified Parties by Sellers.

Subject to the limitations set out in Sections 9.4, 9.5, 9.6 and 9.7, each Seller shall jointly (within the meaning of the Civil Code of Québec) indemnify and save Purchaser and its employees, officers, directors, shareholders, agents, representatives and Affiliates (including, following Closing, any purchaser of equity interests of a LJVH Group Member, in each case including its or their Affiliates) (the “Purchaser Indemnified Parties”) harmless of and from any Damages suffered by, imposed upon or asserted against Purchaser Indemnified Parties as a result of, in respect of, connected with, or arising out of, under, or pursuant to (i) any failure of such Seller to perform or fulfill any of its covenants under this Agreement, (ii) any breach or inaccuracy of any representation or warranty given by such Seller contained in this Agreement (in each case, with respect to the calculation of Damages for a breach of such representation or warranty, any reference therein to qualifications as to materiality, including any reference to the defined term “Material Adverse Effect”, shall be read as if such references were deleted therefrom, but not with respect to determining whether a particular breach has occurred), (iii) Indemnifiable Taxes, (iv) the Seller Pre-Closing Reorganization and (v) any Liabilities of the Amalco Entities.

9.3	Indemnification in favour of Sellers.

Subject to the limitations set out in Sections 9.4 and 9.5, Purchaser and Parent shall solidarily (within the meaning of the Civil Code of Québec) indemnify and save Sellers and their respective employees, officers, directors, shareholders, agents, representatives and Affiliates harmless of and from any Damages suffered by, imposed upon or asserted against Sellers as a result of, in respect of, connected with, or arising out of, under or pursuant to (i) any failure of Purchaser or Parent to perform or fulfil any of its covenants under this Agreement, (ii) any breach or inaccuracy of any representation or warranty given by Purchaser or Parent contained in this Agreement, (iii) any actions by Purchaser, Parent or the LJVH Group Members after Closing (provided that this Section 9.3(iii) shall not apply to Damages attributable to Taxes unless such Damages result from breaches of Section 8.3(g)), and (iv) the Purchaser Pre-Closing Reorganization.

9.4	Time Limitations.

The obligation of indemnification set out in Sections 9.2 and 9.3 shall survive Closing, except for the obligation of indemnification arising from any incorrectness in, or breach of, any representation or warranty made by Purchaser, Parent or any Seller, as the case may be, which in each such case shall be subject to the limitations regarding survival of representations and warranties set forth in Section 9.1 and the obligation of indemnification contained in Section 9.2(iii) with respect to Indemnifiable Taxes which shall continue in full force and effect until the date that is four (4) years and six (6) months after the Closing Date, in each case subject to claims for Damages remaining outstanding subsequent to such date for which notice under Section 9.8 was provided prior to such date.

9.5	Limitation on Damages.

The aggregate liability of Sellers and Purchaser, as the case may be, for indemnification pursuant to this Agreement shall be limited as follows:

(a)	Notwithstanding anything to the contrary contained in this Agreement, to the extent that an adjustment has been made to the Purchase Price or any other payments are made hereunder in respect of any matter relating to or arising out of this Agreement (including any matter included in the calculation of Working Capital, Net Indebtedness or Closing Tax Adjustment, as well as claims for Indemnifiable Taxes and Seller Pre-Closing Reorganization), no duplicate recovery shall be available hereunder;

(b)	The obligations of indemnification of Sellers shall not be applicable for a single claim for indemnification hereunder unless the Damages in respect of such single claim exceed $50,000;

(c)	The obligations of indemnification of Sellers shall not be applicable until the aggregate of all claims for Damages exceed $2,000,000, after which Sellers shall be liable only for those Damages in excess of $2,000,000, provided that (A) no claim for Damages of less than $50,000 will be taken into account in determining whether the said $2,000,000 threshold has been met (it being understood that any claims for Damages arising out of the same facts or circumstances that aggregate to at least $50,000 will be taken into account in determining whether the said $2,000,000 threshold has been met), and (B) claims for Damages with respect to the following will not be subject to the limitations in Section 9.5(b) and this Section 9.5(c): (i) any breach or inaccuracy of the Fundamental Representations, (ii) claims for Damages with respect to breaches of Section 8.6 under Section 9.2(i), as well as claims for Damages under Sections 9.2(iii) – (v) and (iii) claims for Damages for fraud or criminal or wilful misconduct (collectively, the “General Indemnity Exceptions”);

(d)

Notwithstanding anything to the contrary herein, the aggregate liability of Sellers to the Purchaser Indemnified Parties for claims for Damages hereunder shall not exceed the Indemnity Escrow Amount held by the Escrow Agent from time to time and such Indemnity Escrow Amount shall be the sole recourse for the Purchaser Indemnified Parties for any and all indemnification claims for Damages hereunder, provided that claims for Damages with respect to the General Indemnity Exceptions will not be subject to the foregoing limitations. Upon the earlier of (i) final disbursement of the Indemnity Escrow Amount in accordance with the terms and conditions of the Escrow Agreement and (ii) the date that is two (2) years after the Closing Date, no further claims for Damages may be made by the Purchaser Indemnified Parties hereunder; provided, however, that the foregoing limitation shall not apply to the General Indemnity Exceptions. Any portion of the Indemnity Escrow Amount being held in escrow by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement at the second anniversary of the Closing Date shall, subject to the terms and conditions of the Escrow Agreement, be released from escrow and paid to Agent by way of wire transfer of immediately available funds to accounts designated by Agent and, except for the General Indemnity Exceptions, upon such release, the indemnification obligations of Sellers pursuant to this Agreement shall expire and be of no further force effect;

(e)	The aggregate liability of Purchaser and Parent for claims for Damages made by Sellers or Agent after Closing shall not exceed $57,450,000, except for (a) claims for Damages for any breach or inaccuracy of the Purchaser Fundamental Representations, (b) claims for Damages with respect to breach of Section 8.3(g) under Section 9.3(i), (c) claims for Damages for fraud or criminal or willful misconduct, which shall not be subject to the limitations contained in this Section 9.5(e);

(f)	Any action for Damages taken by Purchaser Indemnified Parties against the Indemnity Escrow Amount shall be taken against Agent (acting on behalf of Sellers) and not Sellers. Any other actions for Damages pursuant to this Article 9 shall be brought against FSTQ and/or Agent (acting on behalf of Luxco and Sellers), subject to the limitations contained in this Article 9;

(g)	The aggregate liability of Sellers to the Purchaser Indemnified Parties for claims for Damages with respect to Indemnifiable Taxes (other than claims for Damages in respect of the Tax Audit Claims) shall not exceed the amount calculated pursuant to Section 9.6 at the relevant time (the “Tax Fund”);

(h)	The maximum liability of each Seller for Damages relating to the General Indemnity Exceptions that are not Individual Representations, Warranties and Covenants hereunder shall be limited to such Seller’s Allocable Portion of such Damages, provided that this Section 9.5(h) shall not prevent any claim by a Purchaser Indemnified Party from being paid out of the Indemnity Escrow Amount in accordance with the terms hereof and the Escrow Agreement;

(i)	The maximum liability of each Seller for Damages relating to the General Indemnity Exceptions that are Individual Representations, Warranties and Covenants hereunder shall be limited to such Seller’s Allocable Portion of the Purchase Price;

(j)

For all purposes of this Article 9, “Damages” shall be net of (i) any insurance or other recoveries actually received by the Indemnified Party or any of its Affiliates in connection with the facts giving rise to the right of indemnification, (ii) any net Tax benefit actually received by the Indemnified Party or any of its Affiliates arising in connection with the accrual, incurrence or payment of any such Damages, taking into account any Taxes paid or to be paid as a result of the receipt of the indemnity payment and (iii) any amounts that were taken into account in the Final Statements. To the extent a recovery or Tax benefit with respect to a Claim is actually received after Damages have already been paid with respect to such Claim, then the recovery or Tax benefit shall be an additional amount due to the payor of such Damages; and provided, however, that reductions for amounts received under this Section 9.5(j) shall be taken into account only to the extent actually received on or before the date that is five (5) years and six (6) months from the Closing Date; and

(k)	Where the Purchaser Indemnified Parties or any LJVH Group Member, is, after Closing, entitled to recover from another Person (including any insurer) any amount in respect of any matter giving rise to Damages under Article 9, the Purchaser Indemnified Parties shall and shall cause the applicable LJVH Group Member to use commercially reasonable efforts to seek such recovery; provided, with respect to Taxes, that such efforts shall be consistent with the Purchaser Indemnified Parties’ tax filing and tax planning practices, determined in their reasonable discretion.

For greater certainty, the maximum aggregate amount of Damages which the Purchaser Indemnified Parties may claim pursuant to this Agreement is $57,450,000, except for: (a) claims for Damages for any breach or inaccuracy of the Fundamental Representations, (b) claims for Damages with respect to breaches of Section 8.6 under Section 9.2(i), as well as claims for Damages under Sections 9.2(iv) and (v), and (c) claims for Damages for fraud or criminal or wilful misconduct, which shall not be subject to this limitation.

9.6	Processing claims for Damages; Tax Fund.

(a)	Subject to the limitations set out in this Article 9, any Claims for Damages pursuant to this Agreement shall be made first against the Indemnity Escrow Amount and any amounts that are paid from the Indemnity Escrow Amount in respect of claims for Damages relating to the Indemnifiable Taxes (other than claims for Damages in respect of the Tax Audit Claims) shall reduce, on a dollar-for-dollar basis, the Tax Fund. Subject to the limitations set out in this Article 9, any claims for Damages relating to the Tax Audit Claims and the other General Indemnity Exceptions that are paid out of the Tax Fund shall also, when paid, reduce, on a dollar-for-dollar basis, the Tax Fund by an aggregate amount equal to such claims. For greater certainty, the Tax Fund shall be available solely as a source of recovery for claims for Damages relating to the General Indemnity Exceptions.

(b)	On the Closing Date, the Tax Fund shall be an amount equal to $30,000,000 and shall be reduced from time to time by an amount equal to the claims that are paid out of the Tax Fund in accordance with Section 9.6(a).

(c)	Sellers hereby acknowledge that the Purchaser Indemnified Parties shall be entitled to seek indemnity under Article 9 of this Agreement in connection with the Tax Audit Claims.

9.7	Indemnification Matters.

The Parties hereby agree and acknowledge that the indemnification obligations described in Article 9 of this Agreement shall be the sole and exclusive source of recovery for any amounts owing to the Purchaser Indemnified Parties, on the one hand, and Sellers and their respective employees, officers, directors, shareholders, agents, representatives and Affiliates, on the other hand, pursuant to Article 9.

9.8	Notification.

Promptly (or within fifteen (15) days in the case of a Third Party Claim) upon obtaining knowledge thereof, the Party seeking indemnification pursuant to this Agreement (the “Indemnified Party”) shall notify the other Party (or Agent in the case of Sellers) in writing (the “Indemnifying Party”) of any cause which the Indemnified Party has determined has given or could give rise to indemnification under this Article 9 provided that no delay on the part of the Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation under this Article 9, except to the extent that such delay actually and materially prejudices the Indemnifying Party. For greater certainty, any notice for a claim for Damages made by a Purchaser Indemnified Party against the Indemnity Escrow Amount or the Tax Fund, shall be given to Agent (acting for and on behalf of the Sellers). No claim may be asserted nor may any action be commenced against an Indemnifying Party for breach of any representation, warranty or covenant contained herein, unless such written notice of such claim or action is received by the Indemnifying Party describing the facts and circumstances with respect to the subject matter of such claim or action on or prior to the date on which the representation, warranty or covenant on which such claim or action is based ceases to survive as set forth in this Agreement, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.

9.9	Defense of Third Party Claim.

(a)	If any legal proceeding shall be instituted or any claim or demand shall be asserted by a third party against the Indemnified Party (each, a “Third Party Claim”), then the Indemnifying Party or Agent in the case of Sellers (the “Defending Party”) shall have the right, after receipt of the Indemnified Party’s notice under Section 9.8 and upon giving notice to the Indemnified Party within thirty (30) Business Days of such receipt, to defend the Third Party Claim (provided that the Defending Party shall not settle or compromise any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless the Third Party Claim is solely for the payment of money) at its own cost and expense with counsel of its own selection, provided that:

(i)	the Indemnified Party, or Agent in the case of Sellers, shall at all times have the right to fully participate in the defense at its own expense, and the Indemnifying Party shall reasonably cooperate with the Indemnified Party in connection with such participation; and

(ii)	the Third Party Claim seeks only monetary damages and does not (A) seek any injunctive or other relief against the Indemnified Party, (B) involve a purported class action, (C) involve any issue relating to or otherwise arising in connection with Taxes (which Third Party Claims will instead be governed by Section 9.13), (D) involve a claim whose recourse is limited to the Indemnity Escrow Amount that Purchaser reasonably determines is likely to exceed the remaining amounts in the Indemnity Escrow Amount, or (E) present a situation with respect to which Purchaser reasonably determines it would be inappropriate for a single counsel to represent all parties under applicable standards of legal ethics.

(b)	If the Indemnifying Party fails within thirty (30) Business Days from receipt of the notice of a Third Party Claim to give notice of its intention to defend the Third Party Claim in accordance with Section 9.8, then the Indemnifying Party shall be deemed to have waived its right to defend the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake or to cause the Indemnifying Party to undertake the defence of the Third Party Claim and compromise and settle the Third Party Claim on behalf, for the account and at the risk and expense of the Indemnifying Party, provided that such Third Party Claim may not be settled or compromised by the Indemnified Party without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

(c)	Where the defence of a Third Party Claim is being undertaken and controlled by the Defending Party, the Indemnified Party will use its reasonable efforts to make available to the Defending Party those employees whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and defending any such claims.

(d)	With respect to any Third Party Claim, the Indemnified Party shall make available to the Defending Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Party, reasonably required by the Defending Party for its use in defending any such claim and shall otherwise cooperate on a timely basis with the Defending Party in the defence of such claim.

9.10	Payments.

(a)

Any amount due to Sellers from Purchaser pursuant to this Article 9 shall be paid by Purchaser to Agent (for the benefit of Sellers) not later than five (5) Business Days following the final determination of an indemnification claim by way of wire transfer of immediately available funds to an account designated by Agent. Any amount due to Purchaser Indemnified Parties from Sellers pursuant to this Article 9 shall be paid (i) in accordance with the terms of the Escrow

Agreement to the extent such amounts are paid from the Indemnity Escrow Amount and (ii) by the Indemnifying Party not later than five (5) Business Days following final determination of an indemnification claim by way of wire transfer of immediately available funds to an account designated by the applicable Purchaser Indemnified Party.

(b)	Except to the extent inconsistent with applicable Law, any amounts payable under this Article 9 shall be deemed to be adjustments to the Purchase Price.

9.11	Remedies.

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed by Sellers or Agent in accordance with their specific terms or are otherwise breached by Sellers or Agent. It is accordingly agreed that, prior to the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 6, Purchaser and Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Sellers or Agent and to enforce specifically the terms and provisions of this Agreement against Sellers and Agent, this being in addition to any other remedy to which Purchaser and Parent are entitled at law or in equity.

Each Seller and Agent acknowledges and agrees that, notwithstanding any breach of this Agreement by Purchaser or Parent prior to the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 6 (each, a “Purchaser Pre-Closing Breach”), neither such Seller nor Agent (nor any of their Affiliates) shall be entitled to an injunction or injunctions to prevent any Purchaser Pre-Closing Breaches, or to enforce specifically the terms and provisions of this Agreement or otherwise to obtain any equitable relief or remedy against Purchaser or Parent with respect to any Purchaser Pre-Closing Breaches and that the sole and exclusive remedies of any Seller Group Member with respect to any such Purchaser Pre-Closing Breaches shall be either (i) payment of the Reverse Termination Fee to the extent Section 6.6 is applicable or (ii) payment of the Termination Fee in the case of a termination of this Agreement under Section 6.3(b) or Section 6.5(b).

Upon payment of the Reverse Termination Fee or the Termination Fee, as applicable, none of the Purchaser Indemnified Parties or the Purchaser Financing Group Members shall have any further liability or obligation to the Seller Group Members relating to or arising out of this Agreement, the other agreements or transactions contemplated hereby or thereby, or any debt commitment letters by any Purchaser Financing Group Member (the “Debt Commitment Letters”) under any theory or with respect to any Claim, whether sounding in law or equity. Without modifying or qualifying in any way the preceding sentence or implying any intent contrary thereto, for the avoidance of doubt, in no event shall any Seller Group Member be entitled to seek or obtain any recovery or judgment in excess of the Reverse Termination Fee or the Termination Fee, as applicable, against the Purchaser Indemnified Parties or the Purchaser Financing Group Members or any of their respective assets, and in no event shall Agent or Sellers be entitled to seek or obtain any other Damages of any kind against any such Person, including consequential, special, indirect or punitive damages for, or with respect to, (i) this Agreement or the transactions contemplated hereby and thereby (including any breach by Purchaser or Parent), (ii) the termination of this Agreement, (iii) the failure to consummate the transactions contemplated by this Agreement or (iv) any Claims under applicable Law arising out of any such breach, termination or failure (save and except for claims for Damages after Closing pursuant to Section 9.3).

Immediately following receipt by Agent of payment of the Reverse Termination Fee or payment of the Termination Fee, as applicable, Agent and Sellers shall cause all of their respective shareholders, partners, members, Affiliates (including Corporation), directors, officers, employees or agents (collectively, the “Seller Group Members”) to dismiss with prejudice any judicial or arbitral proceeding initiated by any of them with respect to this Agreement, the other agreements and transactions contemplated hereby and thereby, or the Debt Commitment Letters against any Purchaser Financing Group Member. For the avoidance of doubt, in no event shall any Purchaser Financing Group Member be subject to, nor shall any Seller Group Member seek to recover, nor shall they accept, monetary damages in excess of the Reverse Termination Fee or the Termination Fee, as applicable (it being understood that this limitation shall apply in the aggregate to all of the Seller Group Members).

9.12	No Circular Recovery.

Each Seller hereby agrees that he, she or it will not make any claim for indemnification against Purchaser or any LJVH Group Member by reason of the fact that such Seller was a controlling person, director, employee or representative of an LJVH Group Member, or was serving as such for another Person at the request of Purchaser or an LJVH Group Member (whether such claim is for Damages of any kind or otherwise, and whether such Claim is pursuant to any statute, organizational document, contractual obligation or otherwise), with respect to any claim brought by a Purchaser Indemnified Person against Sellers relating to this Agreement or any transactions contemplated hereby. With respect to any Claim brought by a Purchaser Indemnified Person against Sellers relating to this Agreement and any of the transactions contemplated hereby, Sellers expressly waive any right of subrogation, contribution, advancement, indemnification or other claim against the LJVH Group Members with respect to any amounts owed by Sellers pursuant to this Article 9.

9.13	Carriage of Tax Matters.

(a)	Agent shall have the exclusive authority to control, at its own expense, any audit, examination, objection, assessment, reassessment, appeal or similar proceeding by any Governmental Entity relating to or otherwise arising in connection with Taxes of the LJVH Group Members (each, a “Tax Audit”) to the extent it includes any Pre-Closing Tax Period which may give rise to Damages for which indemnification is available under Sections 9.2, provided that (i) Agent promptly informs Purchaser of all developments in any such Tax Audit, provides Purchaser the right to review and comment on all material written submissions to any Governmental Entity, provides Purchaser the right to attend any meeting with any Governmental Entity and provides Purchaser the right to otherwise participate in any such Tax Audit and (ii) Agent shall not settle any Tax Audit without the written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. If Agent fails within ten (10) Business Days from receipt of notice of a Tax Audit to assume control of the Tax Audit, then Agent shall be deemed to have waived its right to control the Tax Audit and Purchaser shall have the right to control the Tax Audit.

(b)	Notwithstanding Section 9.13(a), if a Tax Audit is in respect of a Straddle Period or both a Pre-Closing Tax Period and a Post-Closing Tax Period, or could affect Taxes of a Purchaser Indemnified Party or any LJVH Group Member for any Post-Closing Tax Period, Agent and Purchaser shall jointly control such Tax Audit.

ARTICLE 10

MISCELLANEOUS

10.1	Notices.

Any notice, direction or other communication given under this Agreement shall be in the English language, in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication (excluding communication by electronic mail) addressed:

a)	to Parent or Purchaser at:

Green Mountain Coffee Roasters, Inc.

33 Coffee Lane

Waterbury, VT

05676

Attention: Howard Malovany, Esq.

Telephone: 802-244-5621

Facsimile: 802-244-1289

with a copy to:

Ropes & Gray LLP

One International Place

Boston, MA

02110-2624

Attention: Jane Goldstein, Esq.

Telephone: (617) 951-7431

Facsimile: (617) 235-0376

b)	to Agent:

LJ Coffee Agent, LLC

c/o Littlejohn & Co., LLC

8 Sound Shore Drive

Greenwich, Connecticut

06830

Attention: David Simon

Telephone: (203) 552-3500

Facsimile: (203) 552-3550

with a copy to:

Stikeman Elliott LLP

1155 René-Lévesque Blvd. West

40th Floor

Montreal, Québec

H3B 3V2

Attention: Peter Castiel

Telephone: (514) 397-3272

Facsimile: (514) 397-3222

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication (excluding communication by electronic mail) on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

10.2	Time of the Essence.

Time shall be of the essence of this Agreement.

10.3	Announcements.

The Parties and their respective representatives will not make any public disclosure concerning the matters set forth in this Agreement or the transactions contemplated hereby without the prior consent of Agent and Parent, except if required for legal, securities Laws or other regulatory reasons. If a Party is required by Law to make a public announcement with respect to this Agreement, such Party will provide reasonable prior notice to the other Parties, including the proposed text of the announcement.

10.4	Third Party Beneficiaries.

The Parties intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the Parties to this Agreement and no Person, other than the Parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum; provided that Purchaser Financing Group Members shall be entitled to the benefits of Sections 9.11, 10.13 and 10.15.

10.5	Expenses.

Except as otherwise set forth herein, each Party shall pay for its own fees and expenses, and Sellers shall pay for LJVH Group Members’ fees and expenses, incident to the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, including, without limitation, brokers, legal and accounting fees and expenses. Any fee or expense of Sellers or the LJVH Group Members that is incurred by or for which a LJVH Group

Member is liable in connection with this Agreement and the transactions contemplated hereby that is paid by Purchaser or by a LJVH Group Member following Closing (a “Third Party Expense”) shall be deemed to be Damages to the extent such Third Party Expense has not caused an adjustment to the Working Capital pursuant to Section 2.4 or otherwise been deducted from the Purchase Price (the extent to which such Third Party Expense has not caused an adjustment to the Working Capital pursuant to Section 2.4, an “Excess Third Party Expense”). For greater certainty, Third Party Expenses shall not include the Sellers’ Transaction Expenses paid pursuant to Section 2.3(e).

10.6	Appointment of Agent.

In order to administer efficiently the determination of certain matters under this Agreement, each Seller has executed the Agent and Indemnity Agreement appointing Agent and irrevocably authorizing Agent to act as each such Seller’s agent with respect to all matters under this Agreement and the Escrow Agreement. Agent hereby accepts such appointment and agrees to perform the responsibilities set forth in the Agent and Indemnity Agreement, which Agent and Indemnity Agreement may not be amended without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.

Without limiting the generality of the foregoing, Agent shall have full power and authority to make all decisions and take all actions relating to Sellers’ respective rights, obligations and remedies under this Agreement and the Escrow Agreement including to receive and make payments, to receive and send notices (including notices of termination), to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification on behalf of Sellers and to defend against indemnification claims of Purchaser. Subject to the terms of the Agent and Indemnity Agreement, all decisions and actions taken by Agent shall be binding upon all Sellers, and no Seller shall have the right to object, dissent, protest or otherwise contest the same.

Purchaser shall be entitled to deal only with Agent in respect of all matters arising under this Agreement and the Escrow Agreement including to receive and make payments, to receive and send notices (including notices of termination), to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification against Sellers or any one of them and to defend against indemnification claims of Sellers.

All references in this Agreement to decisions and actions to be taken by Sellers or any one of them, as the case may be, shall be deemed taken by Sellers or any one of them, as the case may be, if such decisions or actions are taken by Agent. All references in this Agreement to decisions and actions to be taken by Purchaser and directed to Sellers or any one of them, as the case may be, shall be deemed directed to Sellers or any one of them, as the case may be, if such decisions or actions are directed by Purchaser to Agent.

Purchaser shall be entitled to rely upon any notice provided to Purchaser by Agent or action taken by Agent acting within the scope of its authority.

Notwithstanding the foregoing, no payment, notice, receipt or delivery of documents, exercise, enforcement or waiver of rights or conditions, indemnification claim or indemnification or a principal defense shall be ineffective by reason only of it having been made or given to or by a Seller, as the case may be, directly if each of Purchaser and such Seller consent by virtue of not objecting to such dealings without the intermediary of Agent.

10.7	Solidarity.

Purchaser and Parent shall be solidarily (within the meaning of the Civil Code of Québec) liable for their respective obligations hereunder.

10.8	Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by Purchaser and Agent, provided that no amendment shall be made that adversely affects any Seller disproportionately from any other Seller without the consent of such Seller.

10.9	Waiver.

No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by Agent on behalf of Sellers or by Purchaser, as the case may be.

No failure on the part of any Party to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

10.10	Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive Closing and, notwithstanding such Closing and any investigation made by or on behalf of any Party, shall continue in full force and effect. Closing shall not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

10.11	Entire Agreement.

This Agreement together with the agreements referred to herein constitutes the entire agreement between the Parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement except as specifically set forth herein and none of the Parties has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated in this Agreement.

10.12	Successors and Assigns.

This Agreement shall become effective when executed by the Parties and after that time shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

10.13	Assignment.

Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any of the Parties without the prior written consent of Agent and Parent, provided however, that nothing herein shall prohibit (i) any Seller from assigning and transferring all or part of this Agreement and any of its rights thereunder to one of its Affiliates, provided that any such assignor remains solidarily (within the meaning of the Civil Code of Québec) bound with such assignee by the terms and conditions of this Agreement so assigned, (ii) either Purchaser or Parent from assigning and transferring all or part of this Agreement and any of its rights thereunder to one of its Affiliates, provided that any such assignor remains solidarily (within the meaning of the Civil Code of Québec) bound with such assignee by the terms and conditions of this Agreement so assigned, (iii) Purchaser or Parent from assigning or transferring, immediately prior to, at or following Closing, all or part of Purchaser’s or Parent’s rights or interests hereunder, to any Purchaser Financing Group Member, provided that no such assignment shall impact any of such assignor’s obligations hereunder, or (iv) Purchaser or Parent from assigning or transferring, at or following Closing, any of Purchaser’s and Parent’s rights to indemnification under Article 9 to Purchaser Indemnified Parties, provided that no such assignment shall impact any of such assignor’s obligations hereunder.

10.14	Severability.

If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

10.15	Governing Law.

This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein, except that the definition of “Material Adverse Effect” will be governed by and interpreted and enforced in accordance with the Laws of the State of New York. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Quebec courts situated in the City of Montreal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Each of the Parties agrees that it will not bring or support any Claim, cross-Claim or third-party Claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Purchaser Financing Group Member in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New

York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). Each Party hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any Claim that (a) such Party is not personally subject to the jurisdiction of such courts, (b) such Party and such Party’s property is immune from any legal process issued by such courts or (c) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum.

10.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

10.17	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above mentioned.

SSR ACQUISITION CORP.

Per:	/S/ HOWARD MALOVANY
Name:	Howard Malovany
Title:	Vice President & Secretary

GREEN MOUNTAIN COFFEE ROASTERS, INC.

Per:	/S/ HOWARD MALOVANY
Name:	Howard Malovany
Title:	Vice President, Corporate General Counsel and Secretary

LJVH S.à.r.l.

Per:	/s/ MICHEL VAN KRIMPEN and ONNO BOUWMEISTER

Name:	Lux Business Management S.à.r.l.
Title:	Manager

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FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU QUÉBEC

Per:	/s/ HUBERT CARRIER

Name:	Hubert Carrier
Title:	Investment Director, Agri-food

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LJ COFFEE AGENT, LLC

Per:	/s/ MICHAEL KLEIN

Name:	Michael Klein
Title:	Manager

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/s/ SYLVAIN TOUTANT
Sylvain Toutant

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/s/ KEVIN BROWN
Kevin Brown

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/s/ LUC LAVERDIÈRE
Luc Laverdière

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/s/ GÉRARD GEOFFRION
Gérard Geoffrion

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/s/ ED HOLLORAN
Ed Holloran

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/s/ DAVID LARIMER
David Larimer

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/s/ JEAN-YVES MONETTE
Jean-Yves Monette

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/s/ ANGELO MOTTILLO
Angelo Mottillo

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/s/ ENRICO SALTARELLI
Enrico Saltarelli

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/s/ MORTEN SCHRODER
Morten Schroder

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/s/ PIERRE BRODEUR
Pierre Brodeur

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/s/ DENIS SARRAZIN
Denis Sarrazin

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/s/ JEAN-OLIVIER BOUCHER
Jean-Olivier Boucher

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/s/ ISABELLE PASQUET-GEAIRON
Isabelle Pasquet-Geairon

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/s/ JOSÉ TÉTRAULT
José Tétrault

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/s/ MICHEL LAJOIE
Michel Lajoie

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/s/ FRANÇOIS L’ÉTOILE
François De L’Étoile

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/s/ MICHEL SLIGHT
Michel Slight

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/s/ ROBERT MANN
Robert Mann

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/s/ TIMOTHY WEICHEL
Timothy Weichel

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/s/ JOHANNE GROULX
Johanne Groulx

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/s/ ALBERTO MOURON
Alberto Mouron

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/s/ DENIS GRAUS
Denis Graus

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/s/ RICHARD NOEL
Richard Noel

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/s/ RICHARD CLERMONT
Richard Clermont

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/s/ MARIE-CLAUDE DESSUREAULT
Marie-Claude Dessureault

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/s/ JEAN-FRANCOIS VALLEE
Jean-Francois Vallee

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/s/ ANAND KHANZODE
Anand Khanzode

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/s/ SUSAN DONNELLY
Susan Donnelly

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